Exhibit 1

AGREEMENT AND PLAN OF MERGER
by and among
NATIONAL STORAGE AFFILIATES TRUST,
NSA HOLDING COMPANY I, LLC
and
SECURCARE SELF STORAGE, INC.,
ARLEN NORDHAGEN, DAVID CRAMER AND JUSTIN HLIBICHUK, each individually, and
ARLEN NORDHAGEN, in his
capacity as the Securityholder Representative

February 24, 2020

i

3.19 Environmental Matters	21
3.20 Indebtedness	22
3.21 Bank Accounts	22
3.22 Affiliated Transactions	22
3.23 Employees	22
3.24 Brokerage	23
3.25 Intentionally omitted.	23
3.26 Intentionally omitted.	23
3.27 Vote Required	24
3.28 Privacy and Data Security	24
3.29 Investment Company Act	25
3.30 Acknowledgment	25
3.31 No Other Representations or Warranties	25
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	25
4.01 Organization and Power; REIT Status	25
4.02 Authorization	26
4.03 No Violation	26
4.04 Governmental Consents, etc	26
4.05 Absence of Certain Developments	26
4.06 NYSE Compliance	26
4.07 Brokerage	27
4.08 Merger Sub	27
4.09 Solvency	27
4.10 United States Person	27
4.11 Acknowledgment	27
4.12 No Other Representations or Warranties	27
Article V COVENANTS OF THE COMPANY	28
5.01 Conduct of the Business.	28
5.02 Access to Books and Records	31
5.03 Efforts to Consummate	31
5.04 Exclusive Dealing	31
5.05 Written Consents	32
5.06 Intentionally omitted	32
5.07 Termination of Affiliate Agreements	32
5.08 Notification	32
5.09 Third Party Consents	32
5.10 Cash Amounts at Closing	32
5.11 Settlement of Indebtedness	33
Article VI COVENANTS OF PARENT	33
6.01 Access to Books and Records	33
6.02 Tax Reorganization Qualification.	33

6.03 Notification	33
6.04 Retention Bonus Fund	33
6.05 Efforts to Consummate	33
6.06 Registration of Parent Common Shares	34
6.07 Employee Benefit Matters	34
6.08 Employees of Nord Capital Group, Inc.	35
6.09 NYSE Listing	35
Article VII CONDITIONS TO CLOSING	35
7.01 Conditions to Parent's and Merger Sub's Obligations	35
7.02 Conditions to the Company's Obligations	36
Article VIII Survival; Indemnification	38
8.01 Survival	38
8.02 Indemnification	38
8.03 Certain Limitations	39
8.04 No Contribution	39
8.05 Tax Treatment of Indemnification Payments	39
8.06 Defense of Third Party Claims	40
8.07 Exclusive Remedies	40
8.08 Retained Parent Common Shares	41
Article IX TERMINATION	41
9.01 Termination	41
9.02 Effect of Termination	42
Article X ADDITIONAL COVENANTS	42
10.01 Securityholder Representative	42
10.02 Due Diligence	44
10.03 Disclosure Schedules	44
10.04 Certain Tax Matters	44
Article XI DEFINITIONS	46
11.01 Definitions	46
11.02 Other Definitional Provisions	54
11.03 Cross-Reference of Other Definitions	54
Article XII MISCELLANEOUS	57
12.01 Press Releases and Communications	57
12.02 Expenses	57
12.03 Notices	57
12.04 Assignment	58
12.05 Severability	59
12.06 References	59
12.07 Construction	59
12.08 Amendment and Waiver	60
12.09 Complete Agreement	60

12.10 Third-Party Beneficiaries	60
12.11 Waiver of Trial by Jury	60
12.12 Parent Deliveries	61
12.13 Delivery by Email	61
12.14 Counterparts	61
12.15 Governing Law	61
12.16 Jurisdiction	61
12.17 Remedies Cumulative	61
12.18 No Recourse	61
12.19 Specific Performance	62
12.20 Confidentiality	62
12.21 Conflict Waiver; Attorney-Client Privilege	62

INDEX OF EXHIBITS
Exhibit A  Company Unit Transfer Plan
Exhibit B  Form of Certificate of Merger
Exhibit C  Form of Statement of Merger
Exhibit D  Investor Questionnaire
Exhibit E  Form of Letter of Transmittal

v

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 24, 2020 is made by and among SecurCare Self Storage, Inc., a Colorado corporation (the "Company"), National Storage Affiliates Trust, a Maryland real estate investment trust ("Parent"), NSA Holding Company I, LLC, a Delaware limited liability company ("Merger Sub"), Arlen Nordhagen, David Cramer, and Justin Hlibichuk, individually (collectively, the "Key Persons"), and Arlen Nordhagen, in his capacity as representative of the Securityholders (in such capacity, the "Securityholder Representative"). Parent, Merger Sub, the Company, the Key Persons and the Securityholder Representative shall be referred to herein from time to time as a "Party" and collectively as the "Parties." Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI below.
WHEREAS, Parent is a Maryland real estate investment trust that has elected to qualify as a real estate investment trust within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") (a "REIT") commencing with its taxable year ended December 31, 2015, and the Company intends to qualify to be taxed as a REIT with respect to its taxable year ending at the Closing Date;
WHEREAS, NSA OP, LP, a Delaware limited partnership (the "OP"), certain property owners that are subsidiaries of Parent (the "Owners"), and the Key Persons are parties to that certain Facilities Portfolio Management Agreement, dated as of April 28, 2015 (as amended, the "FPMA");
WHEREAS, the OP, the Owners, and the Company are parties to those certain asset management agreements (the "AMAs") whereunder the Company agrees to manage certain Managed Properties;
WHEREAS, the Owners and the Company are parties to that certain sales commission agreement (the "SCA") with the OP and NSA TRS, LLC, a Delaware limited liability company and subsidiary of the OP ("NSA TRS"), whereunder NSA TRS appoints the Company as the sales representative for merchandise sales at the Managed Properties;
WHEREAS, the Company currently owns (i) 484,912 Class A common units of limited partner interest in the OP (the "Class A OP Units"), (ii) 2,001,441 Series SC Class B common units of limited partner interest in the OP (the "Class B OP Units"), (iii) 160,947 Class X common units of limited liability company and limited partner interest (the "Class X DownREIT Units") in certain limited liability company and limited partnership subsidiaries of the OP ("DownREIT Subsidiaries") and (iv) 14,367 Class B common units of limited liability company and limited partner interest in certain DownREIT Subsidiaries (the "Class B DownREIT Units", together with the Class B OP Units and Class X DownREIT Units, collectively, the "Conversion Units");
WHEREAS, under the terms of the FPMA, at any time following the two-year anniversary of the initial public offering of Parent under the Securities Act of 1933, as amended (the "Securities Act"), the Company may initiate a management internalization transaction, referred to in the FPMA as a "Retirement Event," pursuant to which the Company and the Key Persons (each, a "Manager Party" and collectively, the "Manager Parties") would assign their rights and obligations under the FPMA, the AMAs and the SCA and all of the Manager Parties' intellectual property then owned by or registered in the name of any Manager Party, including, without limitation, all trade names, and trademarks associated with such Manager Party and/or the Managed Properties, to the OP in exchange for the issuance by the OP of a number of Class A OP Units determined in accordance with a formula specified in the FPMA (such assignment and exchange referred to herein as the "Management Internalization Transaction");
WHEREAS, as a consequence of the Management Internalization Transaction, the OP would internalize and assume responsibility for the management of the Managed Properties;
WHEREAS, upon a Retirement Event, pursuant to the FPMA, upon the request of Parent, the Company is required to convert its Class B OP Units into Class A OP Units pursuant to the formula set forth in, and in accordance with, the Second Amended and Restated Partnership Unit Designation of Series SC Class B OP Units of the OP, dated as of April 28, 2015 (as amended, the "Class B PUD"), and the parties thereto may agree to convert Class B DownREIT Units into Class X DownREIT Units pursuant to the formula set forth in, and in accordance with, the Class B PUD;
WHEREAS, immediately prior to the Closing, after giving effect to the steps taken under the Company Unit Transfer Plan, attached hereto as Exhibit A, and the distribution by the Company of 27,117 Class X DownREIT Units in Fontana Universal Self Storage, a California Limited Partnership, Corona Universal Self Storage, a California Limited Partnership, Hesperia Universal Self Storage, a California Limited Partnership, Loma Linda Universal Self Storage, a California Limited Partnership, Universal Self Storage Hesperia LLC, Universal Self Storage Highland, a California Limited Partnership, Universal Self Storage San Bernardino LLC, and Upland Universal Self Storage, a California Limited Partnership, (collectively, the "Guardian DownREITs") to its shareholders, the Company will own, or have the right to receive upon conversion or exchange of other Conversion Units, an aggregate of 7,735,845 Class A OP Units, consisting of (i) 348,020 Class A OP Units that the Company would have the right to receive under the FPMA pursuant to a Retirement Event; (ii) 484,912 Class A OP Units that the Company currently owns; (iii) 2,001,441 Class B OP Units, which are expected to be convertible as of March 31, 2020 into 6,720,839 Class A OP Units using a ratio of 3.358; (iv) 133,830 Class X DownREIT Units, which are exchangeable as of March 31, 2020 into an equal amount of Class A OP Units; and (v) 14,367 Class B DownREIT Units, which are expected to be convertible as of March 31, 2020 into 48,244 Class X DownREIT Units, which are expected to be exchangeable as of March 31, 2020 into an equal amount of Class A OP Units;
WHEREAS, the Company, the Key Persons and Parent have agreed to implement the Management Internalization Transaction and the other transactions that are part of the Retirement Event through the merger of the Company with and into Merger Sub in accordance with the terms of this Agreement, pursuant to which, subject to the satisfaction or waiver by Parent, the Company and the Securityholder Representative of the conditions to closing described herein, and in connection with the Closing, Parent will acquire one hundred percent (100%) of the issued and outstanding equity interests of the Company (each, a "Company Share" and, collectively, "Company Shares"), by way of effecting a merger between Merger Sub and the Company, in exchange for the issuance by Parent of newly issued common shares of Parent (each, a "Parent Common Share" and, collectively, "Parent Common Shares") in accordance with Section 1.02(a);
WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby (collectively, the "Transactions") are in the best interests of the Company and the holders of Company Shares (the "Securityholders"), (ii) approved this Agreement and declared that the Transactions, including the merger of the Company with and into Merger Sub (the "Merger"), are advisable, (iii) directed that the Merger and the other Transactions be submitted to the Securityholders, and (iv) recommended that the Securityholders approve the Merger and the other Transactions;

WHEREAS, the disinterested members of the board of trustees of Parent have unanimously (i) determined that this Agreement and the Transactions, including the Merger and the issuance of the Parent Common Shares pursuant to this Agreement (collectively, the "Parent Common Share Issuance"), are in the best interests of Parent and the holders of Parent Common Shares, and (ii) approved this Agreement and the Transactions, including the Merger and the Parent Common Share Issuance; and
WHEREAS, the authorizing bodies of Merger Sub have approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
THE MERGER

1.01 The Merger.
(a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Company will be merged with and into Merger Sub in accordance with the provisions of the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101 et seq.), as amended from time to time (the "Delaware Act"), and the Colorado Business Corporation Act (the "CBCA"). As a result of the Merger, the separate existence of the Company shall cease and Merger Sub shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, Merger Sub is sometimes referred to herein as the "Surviving Company").
(b) At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit B hereto (the "Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware Act in connection with the Merger. Additionally, at the Closing, the Company and Merger Sub shall cause a statement of merger substantially in the form of Exhibit C hereto (the "Statement of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Colorado and make all other filings or recordings required by the CBCA in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and the Statement of Merger is duly filed with the Secretary of State of the State of Colorado or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger and Statement of Merger (the "Effective Time").
(c) From and after the Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and Merger Sub, all as provided in this Agreement and under the Delaware Act and the CBCA.
1.02 Effect of the Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) each Company Share issued and outstanding immediately prior to the Effective Time shall be cancelled in full and converted into the right of each Securityholder thereof to receive from Parent (i) that number of validly issued, fully paid and nonassessable Parent Common Shares equal to the Exchange Ratio as set forth on Schedule A hereto, or (ii) cash in the amount determined in accordance with Section 1.03(b); provided that the number of Parent Common Shares to which each Securityholder will be entitled pursuant to this Section 1.02(a), as may be adjusted by Section 1.03(b), will be rounded up to the next whole number of Parent Common Shares to the extent the Exchange Ratio yields any fractional amount of Parent Common Shares; and
(b) each unit of membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) unit of validly issued, fully paid and nonassessable membership interest of the Surviving Company.
1.03 Exchange Procedures.
(a) Company shall cause each Securityholder to fully complete the investor questionnaire attached hereto as Exhibit D (the "Investor Questionnaire"), and the Company shall direct each Securityholder to accurately complete such Investor Questionnaire to be in all material respects true, correct and complete. No later than five (5) Business Days prior to the Closing, Company and the Key Person shall use reasonable best efforts to cause each Securityholder to deliver to Parent a completed Investor Questionnaire.
(b) To the extent that any Securityholder does not deliver an Investor Questionnaire by the fifth (5th) Business Day prior to Closing or a Securityholder, that is not an Accredited Investor nor a Sophisticated Investor (each as defined in the Investor Questionnaire), has failed to appoint a "purchaser representative" in accordance with Section 5.05(b) (each, an "Ineligible Securityholder"), then each such Securityholder will forfeit the right to receive Parent Common Shares and Parent may, rather than issuing Parent Common Shares to such Securityholders, in its sole discretion, choose to deliver to such Securityholder cash in the amount equal to such Securityholder's Pro Rata Share of the Closing Consideration as determined in accordance with the Payment Schedule and the valuation date and metrics originally used to determine the Closing Consideration ("Cash Consideration"), and the number of Parent Common Shares to be issued in accordance with the Closing Consideration will be reduced accordingly. To the extent Cash Consideration is paid in lieu of Parent Common Shares, all references to issuance of Parent Common Shares as Closing Consideration and all associated definitions, including the definitions of Closing Consideration and Allocated Consideration, shall be deemed amended to reflect the forgoing.
(c) On the Closing Date, Parent shall deliver to each Securityholder (i) a letter of transmittal substantially in the form of Exhibit E attached hereto ("Letter of Transmittal"), which shall specify that delivery shall be effected upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing, and (ii) instructions for use in effecting the surrender of such Company Shares for delivery of such Securityholder's Allocated Consideration.
(d) Upon surrender to Parent of Company Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, such Securityholders shall be entitled to receive in exchange therefor the Allocated Consideration pursuant to the provisions of this Article I (which in the case of Allocated Consideration consisting of Parent Common Shares shall be in uncertificated book-entry form). No interest shall be paid or accrued for the benefit of Securityholders on the Allocated Consideration payable in respect of such Company Shares. If delivery of the Allocated Consideration is to be made to a Person other than a Securityholder, it shall be a condition of delivery that Company Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery shall have paid any transfer and other Taxes required by reason of the delivery of the Allocated Consideration to a Person other than the Securityholder of such Company Shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 1.03(d), each Company Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Allocated Consideration deliverable in respect of such Company Shares.
1.04 Termination of Rights. All Allocated Consideration delivered upon the surrender of and in exchange for Company Shares in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Shares. If, after the Effective Time, Company Shares are presented to the Surviving Company or Parent for any reason, they shall be canceled and exchanged for the Allocated Consideration deliverable in respect of the Company Shares previously represented by such Company Shares without any interest thereon.
1.05 No Liability. None of the Surviving Company or Parent shall be liable to any Securityholder for any Allocated Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Company Share has not been surrendered prior to the time that is immediately prior to the time at which the Allocated Consideration in respect of such Company Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
1.06 Final Closing Calculations.
(a) As promptly as possible, but in any event within seventy-five (75) days after the Closing Date, Parent shall deliver to the Securityholder Representative a statement showing its good faith assessment of the Retained Cash Amounts ("Actual Retained Cash Amounts") and Undisclosed Liabilities of the Company as of the Effective Time (the "Closing Statement").
(b) As promptly as possible, but in any event within seventy-five (75) days after the completion of the annual financial statements for the year ended December 31, 2020, Parent shall deliver to the Securityholder Representative a statement showing the combined capital expenditures of the Company and the Surviving Company, for the years ending December 31, 2019 and December 31, 2020 (the "CapEx Statement").
(c) The Closing Statement and the CapEx Statement shall be prepared and the Retained Cash Amounts, Undisclosed Liabilities, and the Final CapEx Amount shall be determined, in accordance with this Agreement. After delivery of either the Closing Statement or the CapEx Statement, the Securityholder Representative and its accountants shall be permitted reasonable access at reasonable times to review the Surviving Company's and its Subsidiaries' books and records related to the preparation of the Closing Statement or the CapEx Statement, as applicable.

(d) If the Securityholder Representative has any objections to either the Closing Statement or the CapEx Statement, the Securityholder Representative shall deliver to Parent a statement setting forth its objections thereto (an "Objections Statement"). If an Objections Statement is not delivered to Parent within thirty (30) days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties ("Final Closing Statement"). If an Objections Statement is not delivered to Parent within thirty (30) days following the date of delivery of the CapEx Statement, the CapEx Statement shall be final, binding and non-appealable by the Parties (the "Final CapEx Statement"). The Securityholder Representative and Parent shall negotiate in good faith to resolve any objections contained in an Objection Statement, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Objections Statement, the Securityholder Representative and Parent shall submit such dispute to a nationally recognized independent accounting firm reasonably acceptable to Parent and the Securityholder Representative (the "Dispute Resolution Expert"). Any submissions to the Dispute Resolution Expert must be written and delivered to each party to the dispute. The Dispute Resolution Expert shall act as an expert and not as an arbitrator and shall consider only those items and amounts that are identified in the Objections Statement as items which the Securityholder Representative and Parent are unable to resolve. The Dispute Resolution Expert's determination shall be based solely on the definitions of Actual Retained Cash Amounts, Shared Transaction Expenses Amount, Undisclosed Liabilities, and the Final CapEx Amount contained herein (and defined terms contained within those definitions) and the provisions of this Agreement, including this Section 1.06, and shall not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The Securityholder Representative and Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Expert to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Closing Statement or CapEx Statement, as the case may be, and the Objections Statement and by no later than thirty (30) days following appointment of the Dispute Resolution Expert. Further, the Dispute Resolution Expert's determination shall be based solely on the presentations by Parent and the Securityholder Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Expert shall be the exclusive process for resolving such disputes and shall be final and binding on and non-appealable by the Parties hereto.
(e) The costs and expenses of the Dispute Resolution Expert shall be allocated between Parent, on the one hand, and the Securityholder Representative (on behalf of the Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if the Securityholder Representative claims Undisclosed Liabilities are $1,000 greater than the amount determined by Parent, and Parent contests only $500 of the amount claimed by the Securityholder Representative, and if the Dispute Resolution Expert ultimately resolves the dispute by awarding the Securityholder Representative (for the benefit of the Securityholders) $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated sixty percent (60%) (i.e., 300 ÷ 500) to Parent and forty percent (40%) (i.e., 200 ÷ 500) to the Securityholder Representative (for the benefit of the Securityholders). The Securityholder Representative and Parent recognize that the Dispute Resolution Expert may resolve the Objections Statements or the CapEx Statement on an item-by-item basis so that it may choose the Securityholder Representative's position on some items and Parent's position on other items or a compromise position.

1.07 Post-Closing Retained Cash Amount and Undisclosed Liabilities Adjustment.
(a) After the determination of the Final Closing Statement, if the Actual Retained Cash Amounts are less than the amount required to be left in the Company as Retained Cash Amounts in accordance with Section 5.10 ("Cash Shortage"), Securityholder Representative, on behalf of the Securityholders, shall promptly (but in any event within five (5) Business Days following the final determination of the Final Closing Statement) deliver to Parent cash equal to the Cash Shortage ("Cash Shortage Payment"), as may be adjusted by Section 1.07(b).
(b) After the determination of the Final Closing Statement, if the Final Undisclosed Liabilities are less than the Target Undisclosed Liabilities Amount ("Liabilities Excess"), then (i) if there is no Cash Shortage as determined in accordance with Section 1.07(a), Parent shall promptly (but in any event within five (5) Business Days following the final determination of the Final Closing Statement) deliver to the Securityholder Representative cash in an amount equal to such Liabilities Excess, which is then to be distributed to the Securityholders by the Securityholder Representative in accordance with the Payment Schedule ("Liabilities Excess Payment"); (ii) if there is a Cash Shortage that is less than the Liabilities Excess, there will be no Cash Shortage Payment and there will be a Liabilities Excess Payment by Parent to the Securityholders in the amount of Liabilities Excess minus the Cash Shortage; and (iii) if there is a Cash Shortage that is greater than the Liabilities Excess, there will be no Liabilities Excess Payment and there will be a Cash Shortage Payment by the Securityholder Representative, on behalf of the Securityholders in the amount of Cash Shortage minus the Liabilities Excess.
(c) After the determination of the Final Undisclosed Liabilities, if such Final Undisclosed Liabilities are greater than the Target Undisclosed Liabilities Amount (the "Liabilities Shortfall"), the Securityholder Representative, on behalf of the Securityholders, shall promptly (but in any event within five (5) Business Days following the final determination of the Final Closing Statement) deliver to Parent cash equal to the Liabilities Shortfall, in addition to any other payment that may be required under Section 1.07(a).
1.08 Capital Expenditure Adjustment.
(a) After the determination of the Final CapEx Statement, if the Final CapEx Amount is equal to or less than the 2020 Target CapEx Amount, then Parent shall promptly (but in any event within five (5) Business Days following the final determination of the Final CapEx Statement) deliver to the Securityholder Representative cash in an amount equal to the CapEx Adjustment Amount, which is then to be distributed to the Securityholders by the Securityholder Representative in accordance with the Payment Schedule.
(b) After the determination of the Final CapEx Statement, if the Final CapEx Amount is greater than 2020 Target CapEx Amount but less than the 2020 Budgeted CapEx Amount, then Parent shall promptly (but in any event within five (5) Business Days following the final determination of the Final CapEx Statement) deliver to the Securityholder Representative cash in an amount equal to the difference between such Final CapEx Amount and the 2020 Budgeted CapEx Amount, which is then to be distributed to the Securityholders by the Securityholder Representative in accordance with the Payment Schedule.

(c) After the determination of the Final CapEx Statement, if the Final CapEx Amount is equal to or greater than the 2020 Budgeted CapEx Amount, then Parent shall retain the entire CapEx Adjustment Amount.
1.09 Transaction Adjustments. For the avoidance of doubt, the payments that are made between the Parties pursuant to Sections 1.06, 1.07, and 1.08 will be treated as purchase price adjustments for tax purposes with any payments made by the Securityholders pursuant to such sections treated as the purchase of additional Parent Common Shares.
1.10 Withholding. Notwithstanding any provision contained herein to the contrary, each of the Surviving Company and Parent shall be entitled to deduct and withhold from the Allocated Consideration to be delivered, and any payment otherwise required to be paid, to any Securityholder, on behalf of the applicable Securityholder, pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the delivery of such Allocated Consideration or the making of such payment under any provision of applicable Tax Law. If the Surviving Company or Parent, as the case may be, so withholds any portion of the Allocated Consideration or any other payments owed to any Person, such amounts shall be treated for all purposes of this Agreement as having been delivered or paid to such Person in respect of which the Surviving Company, or Parent, as the case may be, made such deduction and withholding.
1.11 Assignment and Assumption of Affiliated Lease. At the Effective Time, the Surviving Company will assume the responsibilities of the Company as tenant under the Affiliated Lease. The Surviving Company will have a one-time ability to terminate the Affiliated Lease on the fifth (5th) anniversary of the Closing Date upon at least 180 days' prior notice to the Affiliate Landlord.
1.12 Integration Services Payment. Prior to the Closing, SecurCare Management LLC, a wholly owned subsidiary of the Company, shall make a payment in the amount of $500,000 to a subsidiary of Parent's designation in order to compensate Parent for the services and cost of integrating the employees of SecurCare Management LLC and the employees of the Nord Capital Companies who accept an offer of employment pursuant to Section 6.08 hereof.
1.13 Tax Treatment. The Parties intend and agree that, for U.S. federal income tax purposes, (a) the Merger is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and (b) this Agreement be, and hereby is adopted as, a "plan of reorganization" for purposes of Section 354 and 361 of the Code. Unless otherwise required by applicable Law, the Parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 1.13, and no Party shall take a position inconsistent with such treatment.
ARTICLE II
THE CLOSING

2.01 The Closing. The closing of the Transactions (the "Closing") shall take place at the offices of Clifford Chance US LLP located at 31 West 52nd Street, New York, New York 10019, at 10:00 a.m. on the second (2nd) Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article VII hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date and/or time as is mutually agreed to in writing by Parent and the Securityholder Representative. The date and time of the Closing are referred to herein as the "Closing Date."

2.02 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:
(a) As soon as practicable following the Closing, the Company and Merger Sub shall cause the Certificate of Merger and Statement of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Colorado, respectively;
(b) in accordance with Section 1.03, Parent shall issue and deliver, or cause to be delivered, to each Securityholder its Allocated Consideration (less the pro rata portion of the Retained Parent Common Shares, subject to any adjustment pursuant to Section 1.03(b));
(c) Parent and the Company shall make such other deliveries as are required by Article VI hereof.
2.03 Acknowledgment and Waiver. The Securityholders each agree that the calculations set forth in the Payment Schedule can be relied on in full by Parent and Merger Sub, and that the aggregate Closing Consideration and the disbursement of the Allocated Consideration in accordance with the Payment Schedule is the full and final amount owed to the Securityholders in exchange for the conversion and cancellation of the Company Shares as set forth in Section 1.02, accounting for the value of the OP Units, and that upon satisfying its payment obligations pursuant to Section 2.02(b) subject to compliance with Sections 1.07, 1.08 and 8.08, Parent shall have satisfied in full any payment or other obligations in respect of the Company Shares of the Securityholders that would otherwise be outstanding pursuant to the terms of the FPMA or otherwise and following the Closing none of the Securityholders shall have any rights remaining under the FPMA and any such rights shall be deemed discharged and cancelled in full, except that each covenant or agreement of any party to the FPMA that is to be performed after the termination of the FPMA shall survive the termination and shall remain in full force and effect until fully performed in accordance with its terms.
2.04 Indemnification Holdback. At the Closing, Parent shall deduct from the Closing Consideration the amount of Parent Common Shares equal to $7.5 million, based on the Value of such shares on December 31, 2019, rounded up to the nearest whole number to avoid any fractional shares (the "Retained Parent Common Shares"), which shall be held by Parent in a segregated brokerage account (the "Indemnification Account") along with quarterly dividends earned on the Retained Parent Common Shares (the "Retained Dividends"), for the benefit of the Securityholders, until such Retained Parent Common Shares and Retained Dividends are delivered to the Securityholders pursuant to the provisions of Section 8.08(b). For the avoidance of doubt, Retained Dividends shall be used first in satisfaction of any claims, prior to liquidating and using any Retained Parent Common Shares that are ultimately used for the satisfaction of any claim under Section 8.02, and any such Retained Dividends (including any Retained Dividends pertaining to any Retained Parent Common Shares where such shares are used for the satisfaction of any claim under Section 8.02, because for example at the time of payment in settlement of any such claim those dividends had not been declared and paid) will not be delivered to Securityholders, but rather shall be returned to, and remain the exclusive property of, Parent.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows, except as set forth in the Disclosure Schedules (it being agreed that disclosure of any item in any section of the Disclosure Schedules shall be deemed disclosed with respect to any other section but only to the extent the relevance of a disclosure statement therein to a section of Article III is reasonably apparent on its face) provided, however any disclosures in Schedule 3.13 shall not be deemed disclosed for the purposes of this Agreement):

3.01 Organization and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Colorado, and the Company has all requisite corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its businesses as now conducted. The Company is duly licensed, registered or qualified to do business in every jurisdiction in which its ownership of property and assets or the conduct of its business as now conducted requires it to be licensed, registered or qualified. The Company has made available to Parent prior to the date hereof true and complete copies of its articles of incorporation and all amendments thereto or restatements thereof and its bylaws or equivalent as currently in effect.
3.02 Subsidiaries. Schedule 3.02 accurately sets forth each subsidiary of the Company, its name, place of incorporation or formation, and if not wholly owned directly or indirectly by the Company, the record ownership as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of the subsidiaries identified on Schedule 3.02 is duly formed, organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or limited liability company, as the case may be, power and authority necessary to own, lease and operate its properties and assets and to carry on its businesses as now conducted and is duly licensed, registered or qualified to do business in every jurisdiction in which its ownership of property and assets or the conduct of its businesses as now conducted requires it to be licensed, registered or qualified.
3.03 Authorization; Valid and Binding Agreement; No Breach.
(a) The execution, delivery and performance of this Agreement by the Company, and each other agreement or instrument to be executed in connection herewith, and the consummation and performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action, other than the Company Requisite Approval, and, no other corporate action or authorization, other than the Company Requisite Approval, as the case may be, on behalf of the Company is necessary to authorize the execution, delivery or performance of this Agreement or the consummation by the Company of the Transactions, and assuming the due and valid authorization, execution and delivery of this Agreement by the Company and that this Agreement is a legal, valid, and binding obligation of each of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights, and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Except for (x) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (y) the filing of the Statement of Merger with the Secretary of State of the State of Colorado the execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Company and Key Persons and the consummation of the transactions contemplated hereby and thereby by the Company and Key Persons will not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the articles of incorporation or bylaws (or equivalent organizational documents) of the Company, (ii) other than as set forth on Schedule 3.03(b), violate or result in a breach of or constitute a violation or default under any Material Contract, (iii) violate any Law to which any of the Group Companies is subject, or (iv) cause the suspension or revocation of any Permit.
3.04 Capitalization.
(a) The authorized capital stock of the Company consists of 2,000,000 Company Shares, 1,000,000 shares of which are designated as common stock and 1,000,000 shares of which are designated as preferred stock, and of which 435,924 common stock shares are issued and outstanding as of the close of business on the date of this Agreement. Schedule 3.04(a) sets forth a complete and accurate list of the name of each Securityholder, and the type and amount of Company Shares held by such Securityholder as of the date hereof each of which are, and will be immediately prior to the Effective Time, solely held of record and beneficially by such Persons, free and clear of Liens. All Company Shares are duly authorized, validly issued, fully paid and nonassessable.
(b) Except as set forth on Schedule 3.04(b), there are no (i) options, warrants, stock appreciation rights, equity-based performance units, profits interests, calls, rights, phantom appreciation, profit participation or similar right, agreements, or convertible, exercisable or exchangeable securities to which the Company or any of its Subsidiaries is a party, in each case relating to the issuance of equity securities or other interests of the Company, (ii) other commitments pursuant to which the Company is or may become obligated to provide funds to, make an investment in, or contribute capital to, any Person, (iii) securities of the Company reserved by the Company for issuance for any purpose, (iv) statutory or contractual preemptive rights or rights of first refusal with respect to, or obligation to repurchase, redeem or otherwise acquire, the Company Shares, (v) rights, plans, anti-takeover plans, voting trusts or proxies with respect to any Company Shares to which the Company or any of its Subsidiaries is party, or (vi) outstanding Contracts of the Company to make any distribution of any kind with respect to any Company Shares or any securities convertible, exercisable or exchangeable into any such equity interest.
3.05 OP Units. The Company owns OP Units in the amounts set forth in the Recitals of this Agreement. All of the OP Units are, and will be immediately prior to the Effective Time, held of record solely by the Company, free and clear of Liens.
3.06 Financial Statements.
(a) The Company's unaudited consolidated balance sheet as of December 31, 2019 (the "Latest Balance Sheet Date") and the related income statement for the twelve‑month period then ended and the Company's unaudited consolidated balance sheets and income statements for the fiscal years ended December 31, 2018 and December 31, 2017 (collectively, the "Financial Statements") have been prepared in all material respects in accordance with GAAP, consistently applied, and present fairly, in all material respects, the financial position of the Group Companies

(taken as a whole) as of the times and for the periods referred to therein, subject to (i) the absence of footnote disclosure and other presentation items, (ii) changes resulting from normal year-end audit adjustments (the effect of which will not, individually or in the aggregate, be material), and (iii) the methodology used by the Company for valuation of the OP Units. The Company has maintained accurate books and records of account in which complete entries have been made of its business transactions pursuant to a system of accounting established and administered in all material respects in accordance with GAAP, with the exception of the methodology used by the Company for valuation of the OP Units. The books and records of the Company and its Subsidiaries are true and complete in all respects and the Financial Statements have been derived from such books and records. True and complete copies of the Financial Statements are included on Schedule 3.06(a).
(b) Except as set forth on Schedule 3.06(b), no Group Company has any Liabilities that would be required to be disclosed on its Financial Statements (excluding footnotes) under GAAP, whether known or unknown, direct or indirect, accrued or fixed, absolute or contingent, matured or unmatured or otherwise, other than Liabilities reflected in and reserved against in the Financial Statements and the Company's unaudited consolidated balance sheets and income statements for the fiscal year ended December 31, 2019, except Liabilities that (i) have been incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice, and (ii) are expressly provided for under this Agreement or that have been incurred in connection with the Transactions.
(c) The systems of internal accounting controls maintained by the Group Companies are sufficient to provide reasonable assurances: (i) that transactions are executed in accordance with management's general or specific authorization; (ii) that transactions are recorded as necessary to permit preparation of the Company's and its Subsidiaries' financial statements in conformity with GAAP; (iii) that access to assets is permitted only in accordance with management's general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences; and (v) regarding the prevention or detection of unauthorized acquisition, use or disposition of the Company's or its Subsidiaries' assets that would have a material adverse effect on the Financial Statements.
3.07 Absence of Certain Developments. Since the Latest Balance Sheet Date, there has not been, with respect to any Group Company, any:
(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b) action taken that, if taken during the period from the date of this Agreement through the Closing Date without Parent's consent, would constitute a breach of Section 5.01(a).
3.08 Property and Assets.
(a) Each Group Company has good and marketable title to, or other valid right to use, free and clear of any Liens (other than Permitted Liens), all of the assets, property and rights that it owns. Except as set forth on Schedule 3.08(a), the assets, property and rights set forth on Schedule 3.08(a), constitute all the material assets, property and rights owned by each Group Company and all of the material property used in, and required for the operation of, the business of the Group Companies as currently conducted. Such assets, property and rights are sufficient for each Group Company to conduct its business as currently conducted. All material items of tangible property used in the operation of the business of the Group Companies are in good operating condition, except for normal wear and tear.
(b) Except as set forth on Schedule 3.08(b), no approval or consent of any Person is required so that the interests of the Company and its Subsidiaries in such property shall continue in full force and effect and be enforceable by Parent following Closing.
3.09 Real Property.
(a) No Group Company owns any real property.
(b) Schedule 3.09(b) sets forth all leases, licenses, subleases and occupancy agreements, together with any material amendments thereto (the "Real Property Leases"), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the "Leased Real Property") and the Leased Real Property constitutes all of the real property used in the operation of the business of the Group Companies. The Real Property Leases are in full force and effect, and a Group Company holds a valid, binding, enforceable and existing leasehold interest under each such Real Property Lease, subject to the application of any bankruptcy or creditor's rights Laws, and subject to Permitted Liens. The Company has delivered or made available to Parent complete and accurate copies of each of the Real Property Leases, and none of such Real Property Leases have been modified in any material respect as of the date hereof, except to the extent that such modifications are disclosed by the copies delivered or made available to Parent. To the Company's Knowledge, no Group Company is in default in any material respect under any of the Real Property Leases, and each Leased Real Property has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it is currently used.
3.10 Tax Matters.
(a) Each of the Company and its subsidiaries has timely filed (or has had timely filed on its behalf) with the appropriate taxing authority all Tax Returns that it was required to file (or that was required to have been filed on its behalf), taking into account any extensions of time to file, and all such Tax Returns were true, correct and complete in all respects. All Taxes of each of the Company and its subsidiaries (whether or not shown as owing by any of the Company or its subsidiaries on such Tax Returns) have been timely paid in full.
(b) None of the Company or its subsidiaries has waived any statute of limitations with respect to the assessment of Taxes or consented to extend the time in which any Tax may be assessed or collected by any Tax authority, which extension is in effect as of the date hereof.
(c) None of the Company or its subsidiaries has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date, other than customary automatic extensions to file any Tax Returns.
(d) Each of the Company and its subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person and each of the Company and its subsidiaries has maintained records of such withholding as required under applicable Law.
(e) There are no Liens for amounts of Taxes (other than Liens for Taxes not yet due and payable) upon the assets of any of the Company or its subsidiaries.
(f) None of the Company or its subsidiaries is the subject of a Tax audit, examination or other administrative or judicial proceeding now in progress or threatened in writing with respect to Taxes or Tax Returns, and no such Tax audit, examination or other administrative or judicial proceedings have occurred since the date of incorporation of any Group Company. No deficiency for Taxes of any of the Company or its subsidiaries has been claimed, proposed or assessed, or threatened by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith.
(g) None of the Company or its subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement or is liable for Tax of any Person (other than any of the Group Companies), whether as a transferee or successor, by operation of Law, by Contract, or otherwise. After the Closing Date, none of the Company or its subsidiaries shall be bound by any such Tax allocation or Tax sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.
(h) None of the Company or its subsidiaries is or has been a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or a "reportable transaction" within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b)(1).
(i) None of the Company or its subsidiaries has requested, has received or is subject to any private letter ruling from the Internal Revenue Service or any similar ruling with any other Tax authority.
(j) None of the Company or its subsidiaries is treated or has been treated for Tax purposes as a resident in a country other than the country of its organization and none of the Company or its subsidiaries has, or has had, a branch, agency, trade or business, or permanent establishment for Tax purposes in a country other than the country of its organization. No claim has been made by any Tax authority in a jurisdiction where any of the Company or its subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction, and no reason for such a claim exists.
(k) Neither Parent nor Merger Sub, as a successor to the Company and its subsidiaries, will be required for Tax purposes to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction made or entered into on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code made on or prior to the Closing Date.
(l) The Company (and any predecessor of the Company) has had in place a timely and valid election to be taxed as, and has qualified as, an S corporation within the meaning of

Sections 1361 and 1362 of the Code (and any applicable provisions of state or local law) at all times since the Company's taxable year ended December 31, 1996 for all federal and applicable state and local income Tax purposes, and the Company has qualified as an S corporation at all times up to and including its taxable year ended December 31, 2019. The Company will elect and qualify (assuming Parent qualifies as a REIT) to be taxed as a REIT, with respect to its taxable year commencing January 1, 2020 and ending on the Closing Date. All subsidiaries of the Company are, and since formation have been, treated as disregarded entities or partnerships for U.S. federal income Tax purposes and all applicable state and local Tax purposes, except for SecurCare Management LLC which will elect to be taxed as a corporation effective January 1, 2020 and qualify as a taxable REIT subsidiary within the meaning of Section 856(l) of the Code ("Taxable REIT Subsidiary") of the Company commencing on such date. No subsidiary of the Company is or has been treated as a qualified subchapter S subsidiary within the meaning of Section 1361(b)(3)(B) of the Code (a "Qualified Subchapter S Subsidiary"). The Company has no earnings and profits, and will have at the time of the Closing no earnings and profits (i) attributable to any period during which the Company was not or failed to qualify as an S corporation prior to its election to be taxed as a REIT, (ii) acquired from an entity treated as a C corporation for U.S. federal income Tax purposes in a Tax-deferred transaction, or (iii) otherwise treated as attributable to any entity with respect to any period that such entity was not treated as a REIT or an S corporation, as determined for purposes of Section 857(a)(2)(B) of the Code. Any existing or prior trust shareholder of the Company has qualified as an eligible S corporation shareholder (under Section 1361(c)(2) of the Code and Treasury Regulations thereunder) at all times since its formation.
(m) None of the Company or any of its subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize or prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.
(n) Each Securityholder is a United States Person within the meaning of Section 1445 of the Code, and accordingly no withholding applies for U.S. federal, state, or local Tax purposes with respect to any portion of the consideration received pursuant to the Merger.
(o) This Section 3.10 constitutes the sole and exclusive representations and warranties of the Company and its subsidiaries with respect to Taxes related to the Company and its subsidiaries, except for those in Section 3.15, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.
3.11 Material Contracts.
(a) Except as set forth on Schedule 3.11(a), or for any Contracts to which Parent or any of its Subsidiaries is party, no Group Company as of the date hereof is party to or bound by any:
(i) agreement or indenture relating to the present or future borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any portion of the assets of the Group Companies;
(ii) (A) guaranty of any present or future obligation for borrowed money, or (B) other guaranty in excess of $200,000;

(iii) loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries;
(iv) lease or agreement under which it is lessee of, or holds or operates any property owned by any other party, for which the annual rental exceeds $100,000 (excluding the Real Property Leases);
(v) (A) product design or development Contract material to the business of the Group Companies as currently conducted, (B) consulting Contract, (C) indemnification Contract (other than indemnity obligations provided in the ordinary course of business), (D) Intellectual Property rights, license or royalty Contract that requires the payment or potential payment by a Group Company in excess of $100,000 in the aggregate during any one (1)-year period, (E) merchandising, sales representative or distribution Contract for the business of the Group Companies as currently conducted, or (F) Contract granting a right of first refusal or first negotiation;
(vi) Contract or group of related Contracts with the same party for the purchase or supply of products or services that provide for annual payments by or to a Group Company in excess of $100,000 during the trailing twelve (12)‑month period ending on the Latest Balance Sheet Date;
(vii) any Contract relating to the acquisition, disposition or lease by the Company or any other Group Company of properties or assets for, in each case, aggregate consideration of more than $100,000;
(viii) material license agreement relating to the use of any material third‑party Intellectual Property having a one-time or annual fee in excess of $100,000 (other than licenses (A) for commercially available software, (B) granted by vendors for purposes related to the vendor's provision of services to any Group Company or (C) obtained in the ordinary course of business);
(ix) Contract that purports to limit, curtail or restrict the ability of any of the Company or any of its Subsidiaries to (A) compete in any geographic area or engage in any line of business, (B) sell products or deliver services to any person, (C) offer to supply any type of products or services, or (D) solicit potential customers, directors, managers, officers or employees;
(x) employment agreement or Contract with any independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable either (i) without penalty or (ii) without more than thirty (30) days' notice;
(xi) Contract with any current or former director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company;
(xii) voting agreement or registration rights agreement;
(xiii) "standstill" agreement or similar Contract;

(xiv) Contract that restricts or otherwise limits the payment of dividends or other distributions on Company Shares;
(xv) Contract pursuant to which the Company or any of its Subsidiaries is compelled to supply any of its present or future customers on the basis of a most favored customer principle;
(xvi) Contract that requires the Company to purchase its total requirements of any product or service from a third party;
(xvii) Contract that requires the payment or potential payment from the Company or any of its Subsidiaries in excess of $100,000 per annum;
(xviii) Contract with any Governmental Entity;
(xix) Contract which provides for the indemnification of any director or officer of any Group Company;
(xx) Contract which provides for the sharing of revenues, profits, losses, costs or liabilities;
(xxi) any joint venture, strategic alliance, reseller agreement, or partnership agreement related to the formation, creation, operation or management of any joint venture or partnership that is material to any Group Company; or any other referral, management or joint venture agreement; and
(xxii) any express written commitment or agreement to enter into any of the foregoing.
(b) Parent either has been supplied with, or has been given access to, a true and correct copy of all written Contracts together with any and all amendments thereto that are referred to on Schedule 3.11(a) (collectively, the "Material Contracts"). Each Material Contract, assuming due power and authority of, and due execution and delivery by, the other party or parties thereto, is valid and binding on each Group Company that is a party thereto, as applicable, and is in full force and effect and enforceable against the relevant Group Company and has been entered into in the ordinary course of business consistent with past practice.
(c) As of the date of this Agreement, no Group Company has violated or breached, or committed any default under, any Material Contract; (i) to the Company's Knowledge, as of the date of this Agreement, no other Person has violated or breached, or committed any material default under, any Material Contract; and (ii) as of the date of this Agreement, to the Company's Knowledge, no event has occurred that has violated or breached, nor does any condition exist that with or without notice or lapse of time or both would result in a violation or breach of, any of the provisions of any Material Contract.
(d) No Group Company has received any written notice from any party to a Material Contract relating to such party's intent to adversely modify, terminate or fail to renew the arrangements and relationships set forth therein, or asserting a material breach by a Group Company of such arrangements. Entry into this Agreement by the Company, or the consummation by the Company of the Transactions, does not and will not give any party to a Material Contract the right to terminate such Material Contract under the terms of such contract or condition or delay consummation of the Transactions.
3.12 Intellectual Property.
(a) All patents, registrations and applications for registration (including patents, patent applications, registered trademarks and applications for registration, and domain names) included in the Intellectual Property owned by any Group Company as of the date hereof are set forth on Schedule 3.12(a) (the foregoing being referred to collectively as the "Company Registered Intellectual Property"). Schedule 3.12(a) sets forth (i) the record owner of each such item of Company Registered Intellectual Property and (ii) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered or in which each such application for issuance or registration of such item of Company Registered Intellectual Property has been filed. Each item of the Company Registered Intellectual Property is subsisting and, to the Company's Knowledge, valid and enforceable.
(b) All Intellectual Property owned by the Group Companies (the "Company IP") is owned free and clear of all Liens except for Permitted Liens.
(c) The Group Companies own and have the legal and beneficial right, title and interest in or have valid and enforceable licenses, sublicenses or other agreements to use all Intellectual Property that is necessary and sufficient to conduct the business of the Group Companies as presently conducted, all of which rights shall survive unchanged following the consummation of the Transactions.
(d) To the Company's Knowledge, the conduct of the business of the Group Companies as currently conducted (including products and services of the Group Companies) does not infringe upon or constitute misappropriation of any third‑party Intellectual Property.
(e) To the Company's Knowledge, no third party is infringing upon or misappropriating any Company IP. The Company IP is not subject to (i) any outstanding judgment, injunction, order, decree or agreement, or (ii) any pending or, to the Company's Knowledge, threatened action, suit, proceeding or claim by others challenging the ownership or other rights, validity, enforceability, scope or use thereof by the Group Companies.
(f) There is no pending Legal Proceeding or, to the Company's Knowledge, claim threatened in writing that any Group Company has, during the three (3)-year period prior to the date of this Agreement, infringed or misappropriated, or is infringing or misappropriating, upon any Intellectual Property rights of any third Person.
(g) Except as set forth on Schedule 3.12(g), the Group Companies have implemented policies and procedures reasonably designed to establish and preserve the confidentiality and ownership of or exclusive rights in Intellectual Property created or developed by or on behalf of the Group Companies.
3.13 Litigation. Except as set forth on Schedule 3.13, there is no, nor has there been for the past three (3) years, any Action pending, at law or in equity, or before or by any Governmental Entity, or threatened in writing against any Group Company or their respective properties, assets or business. No Group Company is, or has for the past three (3) years been, subject to any unsatisfied material settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity ("Order").
3.14 Governmental Consents, etc. Except (i) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) for the filing of the Statement of Merger with the Secretary of State of the State of Colorado, and (iii) as set forth on Schedule 3.14, neither the Company nor the Key Persons are required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Transactions. Except as set forth on Schedule 3.14, no material consent, approval, license or authorization of or the designation, declaration or filing with any Governmental Entity is or will be required to be obtained by the Company in connection with its execution, delivery or performance of this Agreement or the consummation by the Company of any Transactions.
3.15 Employee Benefit Plans.
(a) Schedule 3.15(a) sets forth, as of the date hereof, a true and complete list of each Company Plan. With respect to each Company Plan, the Company has provided or made available to Parent or its representatives current and complete copies, to the extent applicable, of: (i) where the Company Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Plan has not been reduced to writing, a written summary of all material plan terms; (iii) summary plan descriptions and any other written communications (or a description of any oral communications) relating to any Company Plan; (iv) the three (3) most recent annual reports (Form 5500 series), with all corresponding schedules and financial statements attached; (v) with respect to each Company Plan intended to qualify under Section 401(a) of the Code, the most recent determination, opinion, or advisory letter from the Internal Revenue Service; (vi) the three (3) most recent nondiscrimination tests performed under the Code; (vii) for the three (3) most recently completed plan years, timely and accurately filed Forms 1094-C and 1095-C in accordance with the requirements of Sections 6055 and 6056 of the Code and the regulations and related guidance promulgated thereunder; and (viii) copies of notices, letters or other correspondence from any Governmental Entity relating to the Company Plan.
(b) There is no, and within the last six (6) years has been no, Action pending or, to the Company's Knowledge, threatened relating to any of the Company Plans (other than routine benefits claims), and no Company Plan has within the six (6) years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.
(c) Each Company Plan has been adopted, established, maintained, operated and administered in material compliance with its terms and the applicable requirements of ERISA, the Code and all other applicable Laws. Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable and current determination letter from the Internal Revenue Service with respect to the most recent five (5)‑year filing cycle, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, to the effect that such Company Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred with respect to the operation of any such Company Plan that could reasonably be expected to cause the imposition of any material Liability, penalty or Tax under

ERISA or the Code in respect of such qualified status. Each individual who is classified by any Group Company or any of their Affiliates as an independent contractor has been properly classified for all purposes, including, but not limited to, participation and benefit accrual, under each Company Plan.
(d) No Company Plan is, and none of the Group Companies, Nord Capital Companies or any of their respective ERISA Affiliates have incurred any Liability with respect to a plan that is, (i) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) a multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA). None of the Company Plans provide post-termination, retiree health or life insurance benefits, except as may be required by Section 4980B of the Code and Section 601 of ERISA.
(e) Neither the execution and delivery of this Agreement nor the consummation of any of the Transactions will (either alone or in combination with any other event) (i) entitle any current or former director, officer, manager, employee, independent contractor or consultant of any of the Group Companies or Nord Capital Companies (each, a "Service Provider") to severance pay or any other payment or benefits; (ii) result in any payment becoming due, or increase the amount of any compensation or benefits due Service Provider; (iii) increase the amount payable under or result in any other obligation pursuant to any Company Plan; (iv) limit or restrict the right of any Group Company or Nord Capital Company to merge, amend, or terminate any Company Plan; (v) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any Service Provider; or (vi) require a "grossup" or other payment to any "disqualified individual" within the meaning of Section 280G(c) of the Code. No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event) under any Company Plan would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. The Company qualifies as a small business corporation (as defined in Section 1361(b) of the Code, but without regard to Section 1361(b)(1)(C) of the Code).
(f) Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with Section 409A of the Code. None of the Group Companies, Nord Capital Companies or any of their respective Affiliates has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.
3.16 Insurance. Schedule 3.16 sets forth a true, correct and complete list of each insurance policy maintained by the Group Companies as of the date hereof, as well as a list of pending claims under any such policies. All of the insurance policies of the Group Companies are in full force and effect, and no Group Company is in material default with respect to its obligations under any of such insurance policies, nor shall consummation of the Transactions have any adverse effects or extinguish the responsibility of such insurance policies to provide coverage on their existing terms for any pre-Closing liability that would otherwise be covered under such policies, which shall remain in full force and effect following the Closing in relation to the pre-Closing period. All premiums due and payable with respect to the policies maintained by any Group Company have been paid to date (or will be paid prior to the Closing Date).

3.17 Relationship with Customers.
(a) Since January 1, 2019, no Group Company has had, and as of the date of this Agreement has, no material customers other than Parent or its Affiliates.
(b) No Group Company has any material strategic partner, joint venture arrangement, or agency or similar relationship other than its relationship with Parent and its Affiliates.
3.18 Compliance with Laws. Each of the Group Companies is, and for the past five (5) years, each of the Group Companies has been, in all material respects, in compliance with all Laws applicable to it. All approvals, filings, permits, licenses, consents, waivers, exemptions, registrations, or orders of Governmental Entities (collectively, "Permits") required to conduct the business of the Group Companies are in the possession of the Group Companies, are in full force and effect and are being complied with in all material respects and will not be affected by the consummation of the Transactions. Each Group Company has in all material respects made all applicable filings with any Governmental Entity which are required to be filed in each case where such filing is necessary for the lawful conduct of the business. As of the date hereof, there is no material investigation, proceeding or disciplinary action (including fines) currently pending, or to the Company's Knowledge, threatened in writing against any Group Company by a Governmental Entity. In the past five (5) years, no Group Company has received written notice from a Governmental Entity that: (a) claimed or alleged that a Group Company was not in compliance with any Laws applicable to it, any of its properties or other assets or its business or operations; or (b) was considering the amendment, termination, suspension, revocation or cancellation of any Permit. Schedule 3.18 sets forth a true, complete and correct list of all material Permits maintained by each Group Company.
3.19 Environmental Matters.
(a) To the Company's Knowledge, (i) there are no underground storage tanks located at, on, in or under any property leased, operated or used by any Group Company, (ii) there is no asbestos contained in or forming part of any building, building component, structure or office space leased, operated or used by any Group Company, (iii) no polychlorinated biphenyls (PCBs) are used or stored at, or contained in or forming part of any building, building component, item, structure or office space on any property leased, operated or used by any Group Company and (iv) no Group Company or other third party has caused a Release of Hazardous Substances in excess of a reportable and actionable quantity on the Leased Real Property, which Release remains unresolved.
(b) Except as set forth on Schedule 3.19(b), no Group Company has assumed or retained under any contract any liability under any Environmental Laws or regarding any Hazardous Substances.
(c) Each Group Company has obtained and is in compliance in all material respects with all permits, certificates, licenses, approvals, registrations and authorizations required under Environmental Laws for the conduct of their business as currently conducted.
(d) During the past three (3) years, no Group Company has received any written notice from any Governmental Entity regarding any actual or alleged violation of Environmental

Laws in any material respect, or any material liability or potential liability for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws.
3.20 Indebtedness. Except as set forth on Schedule 3.20, no Group Company has any Indebtedness. No Group Company is in default in the payment of the principal of or interest or premium on any such Indebtedness, and no event has occurred or is continuing under the provisions of any instrument, document or agreement evidencing or relating to any such Indebtedness which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.
3.21 Bank Accounts. Schedule 3.21 sets forth each of the bank accounts of the Group Companies as of the date hereof and the employees of any Group Company that are authorized signatories with respect to such accounts.
3.22 Affiliated Transactions. Except as set forth on Schedule 3.22, no officer, member of the board of directors or Affiliate of any Group Company or any individual in such officer's or director's immediate family is a party to any Contract or transaction with any Group Company (other than any intercompany, equity or capital stock issuance, employment, indemnification or compensation-related Contracts, all of which have been disclosed to Parent) (an "Affiliate Agreement"). The Affiliate Agreements set forth on Schedule 3.22 represent the only Affiliate Agreements in existence and true, correct and complete copies of all such Affiliate Agreements have been provided to Parent.
3.23 Employees.
(a) Each Group Company and Nord Capital Company (and, with respect to any employee of a Group Company or Nord Capital Company who is co-employed by a third-party professional employer organization, each such professional employer organization) is in compliance in all material respects with all applicable Laws relating to employment and employment practices. None of the Group Companies or Nord Capital Companies have incurred any Liabilities under the Fair Labor Standards Act or any foreign, state, local or other laws governing wages, hours, and overtime pay. None of the Group Companies or Nord Capital Companies has been the subject of any Action from the U.S. Department of Homeland Security, including the Immigration and Customs Enforcement (or any predecessor thereto, including the U.S. Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement proceeding. No Group Company nor Nord Capital Company has (i) any plan to undertake any action that could trigger the WARN Act or (ii) incurred any liability under the WARN Act or any similar foreign, state, or local layoff notice law that remains unsatisfied.
(b) Except as set forth in Schedule 3.23(b), there are no Actions against any Group Company or Nord Capital Company pending or, to the Company's Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator relating to any current or former applicant, employee, consultant, volunteer, intern or independent contractor of any Group Company, Nord Capital Company or any of their respective Affiliates or alleging violations of any federal, foreign, state, local or other Laws relating to labor, employment and employment practices by any Group Company or Nord Capital Company and within the prior three (3) years no such Actions or allegations have been resolved by entering into a settlement agreement.
(c) None of the Group Companies or Nord Capital Companies is or has been a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or other labor organization (collectively, "Union"). There is not any Union representing or purporting to represent any employee of any Group Company or Nord Capital Company and no Union or group of employees of any of the Group Companies or Nord Capital Companies is seeking to organize employees for the purpose of collective bargaining. No Group Company nor Nord Capital Company has a duty to bargain with any Union. Additionally, (i) there has been no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to any of the Group Companies or Nord Capital Companies or, in either case, any employee thereof; (ii) there has been no labor strike, slowdown, dispute, disruption, concerted refusal to work overtime, work stoppage, lockout or other similar action and, to the Company's Knowledge, no such action is threatened against or affecting the Group Companies or the Nord Capital Companies; and (iii) there is no representation claim or petition relating to any employees of any of the Group Companies or the Nord Capital Companies pending before any applicable Governmental Entity.
(d) Except as set forth on Schedule 3.23(d), since January 1, 2017 no person employed or formerly employed by any Group Company or any Nord Capital Company has expressed in writing or overtly threatened any allegation of sexual harassment, sexual misconduct or employment discrimination with respect to any Group Company or any Nord Capital Company. With respect to each allegation set forth on Schedule 3.23(d), the Group Companies and the Nord Capital Companies have (i) undertaken and completed an investigation of such allegation and (ii) taken all appropriate and necessary corrective action. No Group Company nor any Nord Capital Company has (i) entered into a settlement agreement to resolve any allegations of sexual harassment, sexual misconduct or employment discrimination or (ii) any liability with respect to any allegation of sexual harassment, sexual misconduct or employment discrimination.
(e) Except for the obligation to make severance payments and provide benefits under the written terms of any Company Plan as set forth on Schedule 3.23(e), no Group Company nor any Nord Capital Company could incur any liability or obligation in connection with the termination of any employee of the Group Companies or Nord Capital Companies (other than payment of salary and accrued benefits or fees, as applicable, to the date of termination).
(f) To the Company's Knowledge, no Service Provider is in violation of any employment Contract, non-competition agreement, non-disclosure agreement, patent disclosure or assignment agreement or other Contract containing restrictive covenants relating to the right of any such Service Provider to be employed or engaged by the Group Companies or the Nord Capital Companies in the business presently conducted, or planning to be conducted, by the Group Companies or the Nord Capital Companies, or relating to the use of trade secrets or proprietary information of others. To the Company's Knowledge, no employee of any Group Company or any Nord Capital Company is obligated under any written Contract, or subject to any judgment, decree or order of any court or administrative agency, that could materially interfere with such employee's ability to work for the Group Companies or the Nord Capital Company or that could conflict with the business of the Group Companies or Nord Capital Companies.
3.24 Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the Transactions based on any agreement made by or on behalf of any Group Company for which Parent or the Surviving Company would be liable following the Closing.
3.25 Intentionally omitted.
3.26 Intentionally omitted.

3.27 Vote Required. The Company Requisite Approval, which will be obtained prior to the tenth (10th) Business Day following the date of this Agreement, is the only vote of the Securityholders required to approve this Agreement and the Transactions, including the Merger.
3.28 Privacy and Data Security.
(a) Except with respect to systems utilized by the Group Companies that are provided by Parent or its Affiliates (to which Company makes no representation or warranty)(the "Parent IT Systems"), the Group Companies are in material compliance with all applicable Data Protection Laws.
(b) Since January 1, 2017, no Group Company has received any subpoenas, written demands, or other written notices from any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Laws. To the Company's Knowledge, no Group Company is under investigation by any Governmental Entity for any actual or potential violation of any Data Protection Laws, and no notice, complaint, claim, enforcement action, or litigation has been served on, or initiated against any Group Company alleging violation of any Data Protection Laws.
(c) Other than the Parent IT Systems, the Group Companies own or have a valid right to access and use all material computer systems, networks, hardware, software, databases, websites, and equipment used by such entities to process, store, maintain and operate data, information, and functions used in connection with the business of the Group Companies (the "Company IT Systems"). Except as set forth on Schedule 3.28(c), the Company IT Systems: (i) are in satisfactory working order, are scalable to meet current and reasonably anticipated demand, and to the Company's Knowledge, are substantially free from reproducible programming errors or defects; (ii) have reasonably appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, or security breach occurring; and (iii) are configured and maintained in accordance with customary business practices to minimize the effects of viruses and, to the Company's Knowledge, do not contain viruses or other malicious code, faults or other errors or effects that disrupt or adversely affect in any material respect their functionality.
(d) The Group Companies have taken commercially reasonable steps to implement and follow policies and procedures consistent with industry practices and designed to: (i) identify security breach risks relating to the Company IT Systems, including through periodic testing; (ii) prevent security breaches; (iii) identify, document and remediate actual or suspected security breaches relating to the Company IT Systems; and (iv) conduct training for all new and existing employees (at least annually), consultants, agents and contractors of the Group Companies, with such training appropriate to their level and type of service to the Group Companies, in recognizing and minimizing security breach risks relating to the Company IT Systems and the data held by the Group Companies.
(e) The Company has taken commercially reasonable steps to protect Personal Data in the Group Companies' possession and/or control from unauthorized use, access, disclosure, and modification.
(f) No Group Company has experienced any material breakdown, failures, crashes, security breaches, unauthorized access or ransomware attack, unauthorized use, or disclosure, or other material adverse events related to the Company IT Systems or Personal Data that has caused disruption or damage to the operation of the business of the Group Companies or that would require notification of individuals, law enforcement or any Governmental Entity in the last three (3) years. There are no pending complaints, actions, fines, or other penalties facing the Group Companies in connection with any such failures, crashes, security breaches, unauthorized access, use, or disclosure, or other adverse events or incidents.
3.29 Investment Company Act. Neither the Company nor any other Group Company is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940.
3.30 Acknowledgment. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties of Parent and Merger Sub set forth in this Agreement, and the Company acknowledges that, other than as set forth in this Agreement, none of Parent and Merger Sub or any of their respective directors, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company and its agents or representatives prior to the execution of this Agreement.
3.31 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III AND ANY OTHER REPRESENTATION SET FORTH BY ANY GROUP COMPANY IN ANY OTHER DOCUMENT OR CERTIFICATE EXECUTED OR DELIVERED ON OR AFTER THE DATE HEREOF IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III AND ANY OTHER REPRESENTATION SET FORTH BY ANY GROUP COMPANY IN ANY OTHER DOCUMENT OR CERTIFICATE EXECUTED OR DELIVERED ON OR AFTER THE DATE HEREOF IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
4.01 Organization and Power; REIT Status. Parent is a Maryland real estate investment trust within the meaning of Section 856(a) of the Code and is duly formed, organized, validly existing and in good standing under the Laws of the State of Maryland, with full power and authority necessary to enter into this Agreement and perform its obligations hereunder. Merger Sub is a limited liability company duly formed, organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority necessary to enter into this Agreement and perform its obligations hereunder.
4.02 Authorization. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and each other agreement or instrument to be executed in connection herewith and the consummation and performance of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate or limited liability company action, as the case may be, and no other action or authorization, as the case may be, on behalf of Parent or Merger Sub is necessary to authorize the execution, delivery or performance of this Agreement or the consummation by Parent or Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming that this Agreement is a legal, valid and binding obligation of the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
4.03 No Violation. Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) the filing of the Statement of Merger with the Secretary of State of the State of Colorado the execution, delivery, performance and compliance with the terms and conditions of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub will not (w) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the articles of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub, (x) other than as set forth on Schedule 4.03, violate or result in a breach of or constitute a violation or default under any material contract to which Parent or Merger Sub is a party, (y) violate any Law to which either of Parent or Merger Sub is subject, or (z) cause the suspension or revocation of any Permit of Parent or Merger Sub.
4.04 Governmental Consents, etc. Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) the filing of the Statement of Merger with the Secretary of State of the State of Colorado, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Transactions and no material consent, approval, license or authorization of or the designation, declaration or filing with any Governmental Entity or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the Transactions. Except as set forth on Schedule 4.04, no material consent, approval, license or authorization of or the designation, declaration or filing with any Governmental Entity is or will be required to be obtained by Parent or Merger Sub in connection with its execution, delivery or performance of this Agreement or the consummation by Parent or Merger Sub of any Transaction.
4.05 Absence of Certain Developments. There has not been, with respect to the Parent, it subsidiaries or Merger Sub, any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.06 NYSE Compliance. To the Parent's knowledge, it is in compliance with all applicable listing requirements of NYSE.

4.07 Brokerage. Except for fees and expenses of the Persons set forth on Schedule 4.07, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the Transactions based on any agreement made by or on behalf of Parent or Merger Sub.
4.08 Merger Sub. Merger Sub is a newly organized limited liability company, formed solely for the purpose of engaging in the Transactions. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Merger Sub is a wholly owned Subsidiary of Parent.
4.09 Solvency. Assuming (a) the representations and warranties set forth in Article III are true and correct, (b) compliance in all material respects by the Company with the obligations set forth in Section 5.01, and (c) immediately prior to the Closing Date, the Company is Solvent (as defined below), then immediately after giving effect to the Transactions, the Surviving Company and its Subsidiaries shall be Solvent. For the purposes of this Section 4.09, the term "Solvent" when used with respect to a Person means that, as of the date of determination, such Person shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities), and have adequate capital to carry on its respective businesses.
4.10 United States Person. None of the transactions, including the Merger, are "covered transactions" (as defined in Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800) or a "pilot program covered transaction" (as defined by Section 1727(c) of the Foreign Risk Review Modernization Act of 2018, including implementing regulations thereof codified at 31 C.F.R. Part 801).
4.11 Acknowledgment. Each of Parent and Merger Sub acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Group Companies. In entering into this Agreement, Parent and Merger Sub have relied solely upon their own investigation and analysis and the representations and warranties of the Company set forth in this Agreement, and each of Parent and Merger Sub acknowledges that, other than as set forth in this Agreement, none of the Group Companies, or any of their respective directors, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to each of Parent and Merger Sub and their respective agents or representatives prior to the execution of this Agreement.
4.12 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PARENT AND MERGER SUB IN THIS ARTICLE IV, NONE OF PARENT OR MERGER SUB, ANY AFFILIATE THEREOF OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT AND MERGER SUB OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PARENT AND MERGER SUB IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND

WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY PARENT AND MERGER SUB.
ARTICLE V
COVENANTS OF THE COMPANY
5.01 Conduct of the Business.
(a) From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth on Schedule 5.01(a), (ii) if Parent shall have consented in writing, or (iii) as expressly permitted by this Agreement, (1) the Company and each Subsidiary of the Company shall, and the Key Persons shall ensure that Nord Capital and each Subsidiary of Nord Capital shall, conduct its business and the businesses of its Subsidiaries only in the ordinary course of business, in all material respects consistent with past practice and at all times in compliance with applicable Law and its contractual obligations and use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having material business relationships with it and retain the services of its present officers and key employees; and (2) without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, and the Key Persons shall ensure that Nord Capital shall not, and shall not permit any of its Subsidiaries to (references to the Company and any associated references below in this Section 5.01 shall be deemed to include Nord Capital and its Subsidiaries):
(i) issue, sell, grant, dispose of, pledge, otherwise encumber or deliver any of its or any of its Subsidiaries' shares, profit certificates, voting or equity securities, or any securities, options, warrants, calls commitments or other agreements or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares, profit certificates, voting or equity securities;
(ii) redeem, repurchase or otherwise acquire any of its outstanding shares, profit certificates, voting or equity securities, or any rights, warrants, calls, options, commitments or any other agreements to acquire any shares, profit certificates, or voting or equity securities;
(iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares, profit certificates, or voting or equity interests or otherwise make any payments to its holders of shares, profit certificates, and voting or equity interests in their capacity as such;
(iv) effect any recapitalization, reclassification, partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, equity split, combination, subdivision or like change in its capitalization;
(v) amend the Company Organizational Documents or any of its Subsidiaries' organizational documents;
(vi) sell, assign or transfer any material portion of its tangible assets, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;

(vii) sell, assign, transfer or exclusively license any patents, trademarks, trade names or copyrights that are material and necessary for the conduct of the business of a Group Company, except in the ordinary course of business;
(viii) amend, voluntarily terminate or enter into any Material Contract other than in the ordinary course of business or as required by Law;
(ix) make any material capital expenditures or commitments therefor, except (1) in the ordinary course of business and (2) for such capital expenditures or commitments therefor that are reflected in the Company's current budget;
(x) incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a "keep well" or similar agreement) other than in connection with financing arrangements as in existence as of the date of this Agreement or financing of ordinary course trade payables or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries;
(xi) enter into any other material transaction with any of its shareholders, managers, officers, directors and employees except pursuant to any agreement set forth on the Disclosure Schedules;
(xii) (1) with respect to any to any Service Provider (A) increase, or make any commitment to increase, compensation, bonus or benefits; (B) make, promise or enter into any agreement to provide any severance, incentive, retention payment, change in control‑related bonus, or other similar payment; (C) make, or amend, any existing severance, retention or termination arrangement; (D) fund, increase or accelerate the payment or vesting of compensation or benefits; or (E) grant, announce or promise any equity or equity-based compensation; (2) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any Person; (3) establish, adopt, amend or terminate any Company Plan (or any insurance or funding agreement or arrangement with respect to any such Company Plan); (4) hire, promote, change the title of or fire any Service Provider; or (5) become a party to or otherwise be bound by any collective bargaining agreement or other agreement with a Union, other than, in the case of clauses (2) and (4), with respect to non-executive officer employees, in the ordinary course of business consistent with past practices;
(xiii) adopt any material change in the cash management practices and the policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts or credit notes, accrual of accounts receivable, prepayment of expenses, accruals under Company Plans, accruals and settlements related to Taxes, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
(xiv) sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any material portion of its properties or assets;
(xv) directly or indirectly acquire (x) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any person or division, business or equity interest of any person (other than with or among Subsidiaries) or (y) any material business or assets;

(xvi) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance to, any person other than in the ordinary course of business;
(xvii) enter into any material commitment or transaction other than in the ordinary course of business;
(xviii) make any material changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP;
(xix) make or change any material election in respect of Taxes or material accounting policies of any of the Company or its Subsidiaries, file any amended Tax Return, enter into any closing agreement, settle or compromise any Tax claim or assessment, agree to extend or waive any statute of limitations for the assessment or assertion of Taxes, extend the due date for the payment of any Tax or filing of any Tax Return, forego or waive any Tax credit or refund, or apply for or obtain a ruling from (or enter into an agreement with) a Tax authority, in each case except in connection with the Merger and unless required by Law or (in the case of accounting policies) by GAAP;
(xx) take any action, or fail to take any action, which action or failure could reasonably be expected to cause the Company to fail to have qualified as an S corporation for its taxable years ended prior to January 1, 2020 (or fail to qualify as a REIT for its taxable year ending at the Closing Date) for U.S. federal or applicable state or local Tax purposes, or any of its Subsidiaries to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a Qualified Subchapter S Subsidiary or a Taxable REIT Subsidiary;
(xxi) take any action, or fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;
(xxii) commence, compromise, settle or grant any release of a claim relating to any Action if the amount payable by any Group Company in connection therewith would exceed $100,000;
(xxiii) cancel or materially modify any of the insurance policies of a Group Company or whether through action or omission cause them to lapse or expire;
(xxiv) cancel any Indebtedness or waive any claims or rights of substantive value in respect of Indebtedness; or
(xxv) authorize, commit, resolve, propose or agree in writing or otherwise to take any of the foregoing actions.
(b) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or any of its Subsidiaries' operations prior to the Closing.

5.02 Access to Books and Records. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall provide Parent and its authorized representatives (the "Parent's Representatives") with reasonable access to, during normal business hours, and upon reasonable notice, the offices, properties, personnel, data, files, information, Tax Returns and all books and records of the Group Companies in order for Parent to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the Transactions, and to the extent consented to in advance by the Company (such consent not to be unreasonably withheld, conditioned or delayed), and provide reasonable access to the Company's and any Subsidiaries' customers and suppliers; provided, however, that (a) in exercising access rights under this Section 5.02, Parent and Parent's Representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company, and (b) the Company may elect to limit, or cause any Group Company to limit, disclosure of any information to certain Persons designated as a "clean team" by Parent. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to Closing set forth in Section 7.01(a). If the Company, any of its Subsidiaries or any controlled Affiliate or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of applicable Law, the Company shall, to the extent permitted by applicable Law or the rules or regulations of any stock exchange, promptly notify Parent in writing and shall disclose, or cause the disclosing party to disclose, only that portion of such information which the disclosing party is advised by its counsel is legally required to be disclosed, provided, that the Company shall use its commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded to such information.
5.03 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company and the Key Persons shall use their commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 7.02); provided that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on a Group Company in the event the Closing does not occur.
5.04 Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, none of the Company, any Key Person or any controlled Affiliate of a Key Person shall take any action (or permit any Securityholder to take any such action) to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to or respond to the submission of any proposal or offer from, any Person (other than Parent and Parent's Representatives) concerning any purchase of a majority of the outstanding equity interest or any merger, sale of substantially all of the assets of the Group Companies or similar transactions involving the Group Companies (each such transaction, an "Acquisition Transaction"). The Company shall, and shall cause any of its representatives to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Parent and its authorized representatives) conducted heretofore with respect to any Acquisition Transaction. The Company will promptly (and in any event, within one (1) Business Day) notify Parent of the receipt by any of the Company or its Affiliates or, to the Company's Knowledge, any of the Company's or its Affiliates' representatives, of any offer or other communication from any person relating in any respect to an Acquisition Transaction.

5.05 Written Consents.
(a) Concurrent with the execution and delivery of this Agreement, the Company shall deliver to Parent copies of the resolutions or written consent of the board of directors of the Company adopting and recommending the Agreement to the Securityholders in accordance with the CBCA and the Company Organizational Documents.
(b) The Company and the Key Persons will use reasonable best efforts to (i) obtain unanimous affirmative written consent of the Securityholders approving the Merger and the Transactions and adopting this Agreement, and (ii) in the case of those Securityholders who are not Accredited Investors nor Sophisticated Investors (each as defined in the Investor Questionnaire), cause such Securityholders to appoint, prior to their aforementioned written consent, a "purchaser representative" for the purposes of facilitating their ability to receive Parent Common Shares by way of consideration for the Merger and the Transactions contemplated by this Agreement in compliance with securities Laws, but in any event the Company Requisite Approval will be obtained, prior to the tenth (10th) Business Day following the date of this Agreement.
5.06 Intentionally omitted.
5.07 Termination of Affiliate Agreements. At or prior to the Closing Date, except as set forth on Schedule 5.07, unless otherwise directed in writing by Parent or provided elsewhere herein, the Company shall terminate, or cause termination of, all Affiliate Agreements, and all amounts due and payable thereunder and any and all future obligations owing thereunder shall be cancelled, in each case with no further Liabilities surviving the Closing.
5.08 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement the Company has actual knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article III or any covenant that would cause the conditions set forth in Section 7.01(a) or Section 7.01(b), as applicable, not to be satisfied as of the Closing Date, the Company shall disclose to Parent such breach. The Company, or if after the Closing, the Securityholder Representative, shall give prompt notice to Parent of: (a) any notice or other communication received by, as the case may be any of the Securityholders, and prior to the Closing, the Company or any of its Subsidiaries, from any Governmental Entity in connection with the Transactions, (b) any notice or other communication received by the Persons referred to in clause (a) above from any person alleging that the consent of such Person is or may be required in connection with the Transactions, and (c) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting, the Persons referred to in clause (a) above or any of their respective Affiliates which relate to the Transactions or might have a Material Adverse Effect on its consummation.
5.09 Third Party Consents. Promptly following the date hereof, the Company shall use reasonable best efforts to obtain (a) all required approvals, consents, waivers or authorizations from third parties under any Contract required in connection with the consummation of the Transactions and (b) the consents set out in Schedule 5.09 ("Third Party Consents").
5.10 Cash Amounts at Closing. The Company covenants and agrees to procure that the Cash of the Company at the Closing, after maintaining (and disregarding for these purposes) Cash reserves in an amount sufficient to meet trade and non-trade obligations of the Group Companies in the near term and in a manner consistent with past practice, is no less than $2.5 million, representing a sum of the amounts being left in the Company for (a) the Shared Transaction Expenses Amount, (b) the CapEx Adjustment Amount, and (c) the Target Undisclosed Liabilities Amount (the Cash left at the Company for the purposes of the Shared Transaction Expenses Amount, the CapEx Adjustment Amount, and the Target Undisclosed Liabilities Amount, the "Retained Cash Amounts").
5.11 Settlement of Indebtedness. The Company covenants and agrees to settle or payoff any of the Indebtedness listed on Schedule 3.20 prior to the Closing Date.
ARTICLE VI
COVENANTS OF PARENT
6.01 Access to Books and Records. From and after the Closing until the five (5)‑year anniversary of the Closing Date, Parent shall, and shall cause the Surviving Company to, provide the Securityholder Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, for the purposes of complying with bona fide Tax audits, Tax Returns, insurance claims, governmental investigations, legal compliance or financial statement preparation obligations. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require Parent, the Surviving Company or any Group Company to disclose information the disclosure of which would reasonably be expected to result in the waiver of attorney-client privilege or attorney work-product privilege, conflict with any third party confidentiality obligations to which any such Person is bound, or violate any applicable Law.
6.02 Tax Reorganization Qualification. Parent and Merger Sub shall not, and Parent shall not permit any of its Subsidiaries to, take any action, or fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.
6.03 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement, Parent has actual knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, not to be satisfied as of the Closing Date, Parent shall disclose to the Company such breach.
6.04 Retention Bonus Fund. The Surviving Company shall establish a fund comprised of the Retention Bonus Fund Amount (the "Retention Bonus Fund") to be used exclusively for payment of short term retention bonuses to Continuing Employees in accordance with a bonus plan agreement in a form mutually agreed upon by Parent and the Company.
6.05 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, Parent and Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions (including the satisfaction, but not waiver, of the Closing conditions set forth in Section 7.01); provided that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on Parent or Merger Sub in the event the Closing does not occur.

6.06 Registration of Parent Common Shares. To the extent that such shares are not registered, as promptly as practicable following the date hereof, and in any event within 90 days following the date of this Agreement, Parent shall prepare and file with the SEC a registration statement or prospectus supplement to its existing registration statement to register the resale of the Parent Common Shares. Each of Parent and the Company shall use its reasonable best efforts to cause such registration statement to comply with the rules and regulations promulgated by the SEC and to have such registration statement declared effective under the Securities Act as promptly as practicable after such fling.
6.07 Employee Benefit Matters.
(a) If requested by Parent, the Company shall, and shall require its Subsidiaries to, prior to the Closing Date, take such corporate action as is necessary to cause all Company Plans qualified under Section 401(k) of the Code (the "Company 401(k) Plans") to be terminated effective immediately prior to the Closing. In connection with a termination of the Company 401(k) Plans, the Company shall provide, and shall require its Subsidiaries to provide, or cause to be provided that, (i) all benefit accruals under each Company 401(k) Plan will be frozen and no new participants will be admitted to any Company 401(k) Plan on or after the termination date of such Company 401(k) Plan, (ii) any contribution due to any Company 401(k) Plan (including any participant elective contribution and any matching contribution related thereto) in respect of any period prior to, but not yet paid as of, the termination date of such Company 401(k) Plan will be contributed by the Company or a Subsidiary of the Company (as applicable) as soon as administratively feasible following the termination date of such Company 401(k) Plan, and (iii) all participant accounts of a Company 401(k) Plan will be one hundred percent (100%) vested effective on the termination date of such Company 401(k) Plan. In connection with a termination of the Company 401(k) Plans, the Company shall provide to Parent, not later than five (5) days prior to the Closing Date, written evidence satisfactory to Parent of the adoption by the applicable authorized governing body of each Company 401(k) Plan of resolutions authorizing the termination of such Company 401(k) Plan (and the form and substance of such resolutions shall be subject to Parent's prior review and consent). In connection with a termination of the Company 401(k) Plans, the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan or the tax-qualified defined contribution retirement plan designated by Parent (the "Parent 401(k) Plan") or both to permit, and to provide the opportunity to, each (i) employee of the Group Companies who becomes employed by the Surviving Company or another indirect subsidiary of Parent or the Surviving Company, and (ii) employee of the Nord Capital Companies who accepts an offer of employment pursuant to Section 6.08 (each a "Continuing Employee"), to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) from the Company 401(k) Plan in which he or she participates to the Parent 401(k) Plan in connection with the Transactions.
(b) To the extent applicable, each Continuing Employee shall be given service credit for purposes of eligibility under the group health plan and eligibility and vesting under the defined contribution retirement plan maintained by Parent or its Affiliate, for his or her period of service with the Company or Nord Capital as applicable, prior to the Closing Date.
(c) To the extent agreed upon pursuant to Section 6.04, Parent, Merger Sub or another indirect subsidiary of Parent or Merger Sub shall maintain the Retention Bonus Fund in a segregated account to be used exclusively for payment of short term retention bonuses to Continuing Employees in accordance with a bonus plan agreement in a form mutually agreed upon by Parent and the Company.

(d) Nothing set forth Sections 6.07 or 6.08 is intended to: (i) be treated as an amendment of any particular Company Plan or employee benefit plan of the Parent or its Affiliates; (ii) prevent the Parent or its Affiliates from amending or terminating any of their employee benefit plans; or (iii) create any third-party beneficiary rights in any Continuing Employee, or any beneficiary or dependent thereof.
6.08 Employees of Nord Capital Group, Inc. Schedule 6.08 sets forth a list of employees of Nord Capital Group, Inc. as of the date of this Agreement that provide management services to the Group Companies. As soon as practicable, but in no event later than twenty (20) days prior to the Closing Date, Parent, Merger Sub, another indirect subsidiary of Parent or Merger Sub, or such other entity designated by Parent shall make offers of employment to each such employee for a position that is comparable to the position held by each such employee immediately prior to the Closing Date.
6.09 NYSE Listing. Parent will use its commercially reasonable efforts to list, subject to notice of issuance, the Parent Common Shares on the NYSE.
ARTICLE VII
CONDITIONS TO CLOSING
7.01 Conditions to Parent's and Merger Sub's Obligations. The obligations of Parent and Merger Sub to consummate the Transactions are subject to the satisfaction (or, if permitted by applicable Law, waiver by Parent and Merger Sub in writing) of the following conditions as of the Closing Date:
(a) (i) the Company Fundamental Representations shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties of the Company contained in Article III of this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein, other than with respect to Section 3.07 and other than to the extent that such "materiality" or "Material Adverse Effect" qualifier defines the scope of items or matters disclosed in the Disclosure Schedules) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Schedules but without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein, other than with respect to Section 3.07 and other than to the extent that such "materiality" or "Material Adverse Effect" qualifier defines the scope of items or matters disclosed in the Disclosure Schedules) has not had a Material Adverse Effect;
(b) the Company shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;
(c) the Merger and the Transactions shall have been approved and this Agreement shall have been adopted by the affirmative written consent of at least 97% of the Securityholders in accordance with the CBCA and the Company Organizational Documents (the "Company Requisite Approval") prior to the tenth (10th) Business Day following the date of this Agreement;

(d) no judgment, decree or order from any Governmental Entity shall have been entered which would prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such Transactions to be rescinded;
(e) since the date of this Agreement there shall not have been any Material Adverse Effect;
(f) the Company shall have received or obtained the Third Party Consents in a form and substance reasonably acceptable to Parent;
(g) the Company shall have delivered to Parent each of the following:
(i) a certificate of an authorized officer of the Company in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Sections 7.01(a) and 7.01(b), as they relate to the Company, have been satisfied;
(ii) certified copies of resolutions (or a written consent) of the board of directors of the Company approving the Transactions; and
(iii) certified copies of resolutions (or a written consent) for the Company Requisite Approval;
(h) the transactions summarized in the Company Unit Transfer Plan, attached hereto as Exhibit A, shall have been consummated, including that Arlen D. Nordhagen and his spouse, Wendy P. Nordhagen, shall each enter into a lock-up agreement with Parent (and/or a wholly-owned subsidiary thereof) whereby each will agree that their redemption rights pursuant to Section 8.6 of the limited liability company agreement of SecurCare American Portfolio, LLC dated October 1, 2015, as amended, will not be exercisable until at and after five years from the Closing Date; and
(i) the Parent Common Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;
(j) each Securityholder receiving Allocated Consideration pursuant to Section 1.02(a) shall have provided to Parent a certification that satisfies the requirements of (A) Section 1446(f)(2) of the Code and Section 6.01 of Notice 2018-29 or any successor guidance or (B) any other exception to withholding under Section 1446(f)(1) of the Code under Section 6 of Notice 2018-29 or any successor guidance; and
(k) each Securityholder receiving Allocated Consideration pursuant to Section 1.02(a) shall have provided to Parent a fully completed and accurate Investor Questionnaire.
If the Closing occurs, all Closing conditions set forth in this Section 7.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Parent and Merger Sub.
7.02 Conditions to the Company's Obligations. The obligation of the Company to consummate the Transactions is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company and the Securityholder Representative in writing) of the following conditions as of the Closing Date:
(a) (i) the Parent Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) has not had a Parent Material Adverse Effect;
(b) Parent and Merger Sub shall have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;
(c) no judgment, decree or order from any Governmental Entity shall have been entered which would prevent the performance of this Agreement or the consummation of any of the Transactions, declare unlawful the Transactions or cause such transactions to be rescinded; and
(d) Parent shall have delivered to the Company each of the following:
(i) a certificate of an authorized officer of Parent and Merger Sub in his or her capacity as such, dated as of the Closing Date, stating that the preconditions specified in Sections 7.02(a) and 7.02(b), as they relate to such entity, have been satisfied;
(ii) certified copies of resolutions (or a written consent), of the requisite members of Merger Sub approving the consummation of the Transactions; and
(iii) certified copies of the resolutions duly adopted by Parent's board of directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement;
(e) the annual audited financial statements for the year ending December 31, 2019 for the Parent shall have been completed;
(f) since the date of this Agreement there shall not have been any Parent Material Adverse Effect; and
(g) the Parent Common Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
If the Closing occurs, all closing conditions set forth in this Section 7.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION
8.01 Survival.
(a) Subject to the limitations and other provisions of this Agreement, all of the representations and warranties, covenants and agreements contained herein, to the extent given by the Company and the Key Persons, shall survive the Closing and shall remain in full force and effect until the Release Date, except that each covenant or agreement of any Party or of any Securityholder that is to be performed after the Closing shall survive the Closing and shall remain in full force and effect until fully performed in accordance with its terms. Parent may not make a claim against the Securityholders for the breach of a representation or warranty or covenant after the applicable survival period. The Securityholders may not make any claim against Parent or Merger Sub for breach of a representation or warranty or covenants after the Closing, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party, Securityholder or any of their respective Affiliates in respect thereof, except, in each case, in respect of Fraud or willful breaches by Parent with respect to its obligations under this Agreement and except for a covenant that is to be performed after the Closing.
(b) Notwithstanding anything in this Section 8.01 to the contrary, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not be barred by the expiration of such survival period and such claims shall survive until finally resolved.
8.02 Indemnification. Subject to the other terms and conditions of this Article VIII, the Key Persons, jointly and severally, and/or the Securityholders, severally, shall indemnify and defend each of Parent and its Affiliates (including the Surviving Company) and their respective directors, officers, employees, advisors, representatives and other authorized persons (each, a "Parent Indemnitee") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Parent Indemnitees based upon, arising out of, with respect to or by reason of:
(a) any inaccuracy in or breach of any of the representations or warranties of the Company or the Securityholders contained in this Agreement or in any certificate, instrument, or other document delivered by or on behalf of the Company or any Securityholder pursuant to this Agreement (including for the avoidance of doubt, any letter of transmittal delivered pursuant to Section 1.03(c)), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date) and, in each case, other than for the representations contained in Section 3.07(a), determined without giving effect to any "material", "materiality", "in any material respect", "material adverse effect", "Material Adverse Effect" or any similar qualification or words of similar import or other similar qualifiers contained therein;
(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement;

(c) (i) any Excluded Taxes; and (ii) any Transfer Taxes that are the responsibility of Securityholders pursuant to Section 10.04(a); or

(d) any of the matters set forth on Schedule 3.13.

8.03 Certain Limitations. The indemnification provided for in Section 8.02 is subject to the following limitations:
(a) A Securityholder will not be liable to the Parent Indemnitees under Section 8.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) equals or exceeds $250,000 (the "Deductible"), and once this threshold is met, then only for amounts above the Deductible, up to the Cap; provided, however, that the Deductible shall not apply with respect to any breach of any Company Fundamental Representation, any claims made pursuant to Sections 3.10 or 3.15, or any claim for Fraud.
(b) The aggregate amount of all Losses for which the Securityholders will be liable pursuant to Section 8.02, will not exceed an amount equivalent to the Value of the Retained Parent Common Shares on the Release Date plus any other amounts held in the Indemnification Account from time to time (the "Cap") and, with respect to Section 8.02, shall be solely and exclusively recoverable from the Retained Parent Common Shares plus any other amounts held in the Indemnification Account from time to time; provided, however, that the foregoing provision shall not apply with respect to payments required to be made by the Securityholders pursuant to any breach of the representations made in Sections 3.04 and 3.05, and with respect to breach of any post-closing covenants that are to be performed after the Release Date, for which the cap will be the Closing Consideration actually received by the Securityholders plus the Retained Common Shares (including any other amounts held in the Indemnification Account from time to time) and to the extent such Losses exceed the amount of Retained Parent Common Shares and any other amounts available in the Indemnification Account at such time, the excess amount will be recoverable in cash from the Securityholders.
(c) The amount of any Loss for which indemnification is available to any Parent Indemnitee under this Article VIII shall be calculated after giving effect to, and to the extent of, any such amounts (i) actually recovered by such Party (A) under any insurance policies with respect to such Loss or (B) from third parties, in each case, net of any cost and expenses incurred by such Parent Indemnitee in procuring such recovery (including any retention or deductible with respect to insurance policies, and (ii) specifically taken into account as a deduction to the Closing Consideration in the reconciliation of working capital. The Parent Indemnitees shall use their commercially reasonable efforts to recover under available insurance policies or indemnity, contribution or other similar agreements for any Losses, but any such efforts shall not be a condition of seeking indemnification under this Agreement.
8.04 No Contribution. Each Securityholder waives, and acknowledges and agrees that such Securityholder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right of subrogation or advancement of expenses or other right or remedy against the Surviving Company or any of its Subsidiaries in connection with any indemnification obligation or any other liability to which such Securityholder may become subject under or in connection with this Agreement or any other agreement or document delivered to Parent in connection with this Agreement.

8.05 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties for Tax purposes, unless otherwise required by Law, and in the case of a payment by the Securityholders, as a reduction to the Closing Consideration and the purchase of Company Shares in an amount equal to such reduction by the Securityholders.
8.06 Defense of Third Party Claims. In the event of the assertion or commencement by any Person (other than Parent, Parent's Affiliates, the Surviving Company or any other Parent Indemnitee) of any claim or Legal Proceeding (whether against the Surviving Company, Parent or any other Person) with respect to which any Securityholder may become obligated to hold harmless, indemnify, compensate or reimburse any Parent Indemnitee pursuant to this Article VIII, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Securityholder Representative. If Parent so proceeds with the defense of any such claim or Legal Proceeding:
(a) subject to the other provisions of this Article VIII, all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Securityholders;
(b) each Securityholder shall use commercially reasonable efforts to cooperate with Parent in connection with the defense of such claim or Legal Proceeding (provided that no Securityholder shall be required to make any admissions against interest); and
(c) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholder Representative, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of damages incurred by the Parent Indemnitee in connection with such claim or Legal Proceeding or determinative of whether a Parent Indemnitee is entitled to indemnification or other relief with respect to damages related to such claim or Legal Proceeding (it being understood that if Parent requests that the Securityholder Representative consent to a settlement, adjustment or compromise, the Securityholder Representative shall not unreasonably withhold or delay such consent).
If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholder Representative may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Securityholder Representative may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed). Parent shall give the Securityholder Representative prompt notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Securityholder Representative shall not limit any of the obligations of the Securityholders under this Article VIII (except to the extent such failure materially prejudices the defense of such Legal Proceeding).
8.07 Exclusive Remedies. Subject to Section 12.19, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the Transactions, shall be pursuant to the indemnification provisions set forth in this Article VIII. Each Party waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the Transactions it may have against the other Parties and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.07 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 12.19 or to seek any remedy on account of Fraud.
8.08 Retained Parent Common Shares.
(a) In respect of a claim brought by a Parent Indemnitee against a Securityholder, pursuant to Section 8.02, payment by a Securityholder shall be settled solely and exclusively by Parent having recourse to the Retained Parent Common Shares that have yet to be delivered to the Securityholders and any other amounts held in the Indemnification Account from time to time. To the extent there are not enough Retained Parent Common Shares or any other amounts held in the Indemnification Account from time to time remaining to satisfy a Securityholder's indemnification obligation pursuant to Section 8.02, no Securityholder shall have any monetary obligation or liability, except that the Key Persons jointly and severally and/or the Securityholders severally, shall be liable for the remainder of any indemnification claims for breach of the representations made in Sections 3.04 and 3.05 validly made in accordance with this Article VIII against any Securityholder.
(b) On the Release Date, Parent shall deliver to each Securityholder, except for Ineligible Securityholders, to an account or accounts specified in writing by such Securityholder, such Securityholder's pro rata percentage (as determined by reference to the Payment Schedule, as adjusted per Section 1.03(b)) of any amount remaining of the Retained Parent Common Shares in excess of the sum of all amounts on account of any outstanding and unpaid or unresolved claims for indemnification under Section 8.02. After the resolution and payment of all such claims, Parent shall deliver to each Securityholder, to an account or accounts specified in writing by such Securityholder, such Securityholder's pro rata percentage (as determined by reference to the Payment Schedule) of any amount remaining of the Retained Parent Common Shares.
ARTICLE IX
TERMINATION
9.01 Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of Parent and the Company;
(b) by either Parent or the Company if there shall be in effect a final non-appealable order of a Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the Merger or making the consummation of the Transactions illegal, provided, however that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose breach of any provision of this Agreement results in or causes such order or other action or if it has breached its obligations under this Agreement in any material respect.
(c) by Parent, if any of the representations or warranties of the Company set forth in Article III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to the Closing set forth in either Section 7.01(a)

or Section 7.01(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to the Company; provided that a failure to obtain Company Requisite Approval within ten (10) Business Days after the date of this Agreement, pursuant to Section 5.05(b), will give rise to an immediate right to terminate on behalf of Parent; provided, further, that Parent and/or Merger Sub is not then in breach of this Agreement so as to cause the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) to not be satisfied as of the Closing Date;
(d) by the Company, if any of the representations or warranties of Parent or Merger Sub set forth in Article IV shall not be true and correct, or if Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to Parent or Merger Sub; provided that the Company is not then in breach of this Agreement so as to cause the conditions to the Closing set forth in Section 7.01(a) or Section 7.01(b) to not be satisfied as of the Closing Date;
(e) by the Company, if the Transactions shall not have been consummated on or prior to three (3) months following the date of this Agreement (such date, the "Outside Date") and the Company and the Securityholders shall not have breached in any material respect any of their obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the Outside Date; and
(f) by Parent, if the Transactions shall not have been consummated on or prior to the Outside Date and Parent shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the Outside Date.
9.02 Effect of Termination. In the event this Agreement is terminated by Parent or the Company as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (this Section 9.02, and Article XI and Article XII hereof shall survive the termination of this Agreement (other than the provisions of Section 12.19, which shall terminate)), and there shall be no liability on the part of Parent, the OP, Merger Sub, the Company, the Securityholder Representative or the Securityholders to one another, except for Fraud or willful breaches of this Agreement prior to the time of such termination. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a willful breach hereunder.
ARTICLE X
ADDITIONAL COVENANTS
10.01 Securityholder Representative.
(a) Appointment. In addition to the other rights and authority granted to the Securityholder Representative elsewhere in this Agreement, all of the Securityholders have collectively and irrevocably constituted and appointed the Securityholder Representative, as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents which the Securityholder Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the Transactions or otherwise to perform the duties or exercise the rights granted to the Securityholder Representative hereunder, including: (i) the giving of any and all representations, warranties and covenants contained in this Agreement and stated as being given by a Securityholder; (ii) execution and delivery of the documents and certificates pursuant to this Agreement (including Letters of Transmittal); (iii) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Securityholders and others, as contemplated by this Agreement, including receipt of payments made to the Securityholder Representative under Sections 1.06, 1.07, 1.08; (iv) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (v) administration of the provisions of this Agreement; (vi) giving or agreeing to, on behalf of all or any of the Securityholders, any and all consents, waivers, amendments or modifications deemed by the Securityholder Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vii) amending this Agreement or any of the instruments to be delivered to Parent or Merger Sub pursuant to this Agreement; (viii) (A) disputing or refraining from disputing, on behalf of each Securityholder relative to any amounts to be received by such Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent or Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.
(b) Authorization. Notwithstanding Section 10.01(a), the Securityholder Representative shall be entitled, but not obligated, to seek further direction from the Securityholders prior to acting on their behalf. In such event, each Securityholder shall vote in accordance with the Allocated Consideration paid to such Securityholder in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Securityholders and shall constitute the direction of the Securityholders. The appointment of the Securityholder Representative is coupled with an interest and shall be irrevocable by any Securityholder in any manner or for any reason. This authority granted to the Securityholder Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Arlen Nordhagen hereby accepts his appointment as the initial Securityholder Representative.
(c) No Liability. All acts of the Securityholder Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Securityholders and not of the Securityholder Representative individually. The Securityholder Representative shall not be liable to the Securityholders, in his or its capacity as the Securityholder Representative, for any liability of a Securityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement, except in the case of the Securityholder Representative's gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Securityholder Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Securityholder, except in respect of amounts received on behalf of the Securityholders.
(d) Reliance on Actions. Parent, Merger Sub and the Company each shall have the right to rely upon all actions taken or omitted to be taken by the Securityholder Representative pursuant to this Agreement, the agreements ancillary to this Agreement, or the Transactions contemplated by, this Agreement, all of which actions or omissions shall be legally binding on the Securityholders. Any payment made by, or on behalf of Parent or any of its Affiliates to the Securityholder Representative pursuant to this Agreement shall constitute payment and satisfaction in full of such payor's obligation to make such payment to the relevant Securityholders.
10.02 Due Diligence. The rights of Parent or its Subsidiaries to indemnification or any other remedy, or to assert or recover any claim under this Agreement, shall not be affected or otherwise limited by any investigation or due diligence conducted by, or on behalf of, Parent or any knowledge that Parent, any of its Affiliates or any of their respective representatives may have acquired, or could have acquired, whether before or after the execution and delivery of this Agreement or the Closing.
10.03 Disclosure Schedules. All Disclosure Schedules attached hereto (each, a "Schedule" and, collectively, the "Disclosure Schedules") are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules.
10.04 Certain Tax Matters.
(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the Transactions (collectively, the "Transfer Taxes"), shall be borne by the Securityholders. Parent and the Securityholders shall cooperate in the timely making of all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.
(b) Tax Returns.
(i) Prior to March 15, 2020, the Company shall cause SecurCare Management, LLC to (1) elect to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2020 by timely and properly filing an IRS Form 8832, and (2) elect, together with the Company, to be a Taxable REIT Subsidiary of the Company effective January 1, 2020 by timely and properly filing an IRS Form 8875. In addition, pursuant to Section 10.04(b)(ii), the Securityholder Representative shall cause the Company to elect and qualify to be taxed as a REIT including by filing the necessary forms to make any election under Section 856(c)(1) to be taxed as a REIT for the Company's taxable year ending at the Closing Date by timely and properly filing IRS Form 1120-REIT.

(ii) The Securityholders shall prepare or cause to be prepared any Tax Returns of the Company or any of its subsidiaries that relate to any Tax period ending on or before the Closing that are due after the Closing Date. All such Tax Returns shall be prepared on a basis that is consistent with past practice, except to the extent such basis is inconsistent with applicable Law. The Securityholders shall provide drafts of any such Tax Returns to Parent at least thirty (30) days prior to the due date of such Tax Returns. Parent shall have the right to review and provide comments to the Securityholders with respect to such Tax Returns, and the Securityholders shall accept all reasonable comments to the Tax Returns provided by Parent. In the event that the Securityholders do not accept any proposed comments of Parent, the parties shall work together and cooperate to resolve any dispute regarding such Tax Returns and proposed comments and if the parties are unable to mutually agree on a resolution, the inclusion of such proposed comments to the Tax Returns will be determined by a mutually agreeable third-party arbitrator, the cost of such arbitrator to be shared equally between Parent and the Securityholders. The Securityholders shall be responsible for, and shall promptly pay to the Surviving Company, all Taxes payable by the Company with respect to the Company and its assets and any of its subsidiaries attributable to any Tax period ending on or before the Closing upon request of the Surviving Company; provided, however, that such payment shall not include any Taxes included as a liability in the computation of Undisclosed Liabilities. Parent shall prepare and file or cause to be prepared and filed any Tax Returns of the Company or any of its subsidiaries that relate to any taxable period ending after the Closing Date (including Tax Returns for any Straddle Period).
(iii) On its final federal income Tax Return as an S corporation for its taxable year ended December 31, 2019, the Company and the Securityholders shall make the election provided for in Treasury Regulations Section 1.1368-1(f)(3) to cause the Company to make a deemed dividend, such that, as of the Closing, the Company will be deemed to have had no earnings and profits attributable to any period during which the Company did not qualify as an S corporation.
(iv) The Parties agree that, in the case of any Straddle Period, for income Tax purposes, the items of income, gain, deduction, loss and credit, and other items, of the Company or its subsidiaries that are allocable to the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company or its subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company or its subsidiaries attributable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the day before the Closing Date and the denominator of which is the number of days in the Straddle Period.
(c) Tax Contests.
(i) Securityholders shall have the sole right to control any audit, examination, contest, litigation or other proceeding with or against any taxing authority (a "Tax Proceeding") that relates in whole or in part to any Tax that is an Excluded Tax and for which the Securityholders agree to be bound by Section 8.02(c); provided, however, that (1) Securityholders shall inform Parent in a timely manner and in reasonable detail about the conduct of such Tax Proceeding; (2) Securityholders shall consider in good faith any reasonable comments provided by Parent with respect to the conduct of such Tax Proceeding; and (3) Securityholders shall not, without Parent's consent, agree to any settlement with respect to any Tax Proceeding if such settlement could adversely affect the Tax liability of any Parent Indemnitee.
(ii) Parent shall have the sole right to control, at its own expense, any Tax Proceeding involving the Company or any of its subsidiaries (other than any Tax Proceeding described in Section 10.04(c)(i)).
(d) Cooperation. Parent, the Securityholders, the Key Persons, and their assignees and successors shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 10.04 and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's reasonable request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
ARTICLE XI
DEFINITIONS
11.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
"2020 Budgeted CapEx Amount" means the product of (i) the rentable square footage (which shall include storage, retail, office, or other commercial space, as well as covered parking, but shall exclude uncovered parking) associated with the portfolio of properties that are owned by Parent or its Subsidiaries and that are managed by the Company in place at the time of Closing; multiplied by (ii) $0.175.
"2020 Target CapEx Amount" means (i) 2020 Budgeted CapEx Amount; minus (ii) CapEx Adjustment Amount.
"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, by or before any Governmental Entity, whether at Law or in equity.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Affiliated Landlord" means Teddy Lane RE, LLC, a Colorado limited liability company.
"Affiliated Lease" means that the NNN Lease, dated as of January 1, 2019, by and between the Affiliated Landlord, as landlord, and the Company, as tenant, for the land at 9226 Teddy Lane, Lone Tree, Colorado 80124.

"Allocated Consideration" means the pro rata portion of the Closing Consideration due to each Securityholder calculated based on the Exchange Ratio in Schedule A attached hereto.
"Base Consideration Amount" means 348,020 Parent Common Shares, which is equal to (i) the annual Normalized EBITDA of the Managed Properties (based on Company's financial statements for the management of the Managed Properties for the applicable years) calculated over eight (8) calendar quarters occurring immediately prior to, but not including, January 1, 2020, multiplied by (ii) four (4), and divided by the Value of a Parent Common Share immediately prior to, but not including, January 1, 2020.
"Business Day" means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York or Denver, Colorado are authorized or obligated by Law to close.
"CapEx Adjustment Amount" means $1 million in cash.
"Cash" means, with respect to the Group Companies, as of the Effective Time (but before taking into account the consummation of the Transactions), all cash and freely marketable cash equivalents held by any Group Company at such time and determined in accordance with GAAP. For avoidance of doubt, Cash shall (1) be calculated net of issued but uncleared checks and drafts written or issued by any Group Company as of the Effective Time, (2) include checks and drafts deposited for the account of the Group Companies, and (3) exclude amounts which are otherwise included in the Base Consideration Amount.
"Closing Consideration" means the number of Parent Common Shares equal to (i) the Base Consideration Amount plus (ii) the Total OP Unit Consideration Amount, minus (iii) the Discount Amount.
"Company Articles of Incorporation" means the articles of incorporation of SecurCare Self Storage, Inc. (f/k/a Storage Development Corporation), dated as of January 8, 1990, including any amendment thereto.
"Company Bylaws" means the bylaws of SecurCare Self Storage, Inc., adopted on January 8, 1991, including any amendment thereto.
"Company Fundamental Representations" means the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Section 3.03(a), Section 3.03(b)(i), Section 3.04, Section 3.05, Section 3.08, Section 3.10 and Section 3.24.
"Company Organizational Documents" means the Company Articles of Incorporation and the Company Bylaws, as amended through the date hereof.
"Company Plan" means each "employee benefit plan" within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and each other compensation or benefits plan or agreement, including, but not limited to, each stock purchase, stock option, restricted stock, performance award, phantom equity, equity or equity-based, profit-sharing, pension, retirement, savings, severance, retention, employment, consulting, independent contractor, commission, change-of-control, retention, transaction, bonus, incentive, deferred compensation, collective bargaining, welfare, disability, vacation, excess, supplemental, unemployment, paid time off, medical, dental, vision, disability, health, welfare, workers compensation, Code Section 125 cafeteria, fringe, termination and other benefit plan or agreement and any plan maintained by a Governmental Entity or any plan, agreement, or arrangement that is otherwise required to be maintained or provided by applicable Law, in each case, whether or not reduced to writing, whether or not tax-qualified, whether funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, or contributed to or required to be contributed to by any of the Group Companies or Nord Capital Companies, or under which any of the Group Companies or Nord Capital Companies has or may have any Liability (including any ERISA Affiliate Liability).
"Company Unit Transfer Plan" means the summary of certain transactions to be undertaken by the Company prior to the Closing of the Merger which will result in the Company owning the number of Class A OP Units and Conversion Units specified elsewhere in this Agreement, which is attached hereto as Exhibit A.
"Company's Knowledge" means the actual knowledge after reasonable enquiry of any of David Cramer, Justin Hlibichuk or Arlen Nordhagen, as of the applicable date.
"Contract" means any written or oral agreement, contract, arrangement, commitment, understanding, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation or undertaking to which the party in question is a party, other than any Company Plan.
"Data Protection Laws" means all applicable laws pertaining to data protection, data privacy, data security, data breach notification, and cross-border data transfer (including, to the extent applicable, the General Data Protection Regulation of the European Union).
"Discount Amount" means 77,358 Parent Common Shares, which is equal to 1% of the aggregate of the Base Consideration Amount plus the Total OP Unit Consideration Amount.
"Environmental Laws" means all applicable Laws relating to (i) the protection of the natural environment, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Substances, or (iii) the handling, use, presence, treatment, storage, Release or threatened Release of any Hazardous Substance.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ERISA Affiliate" means all Persons (whether or not incorporated) that would be treated together with any of the Group Companies or Nord Capital Companies or any of their respective Affiliates as a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code or under common control within the meaning of Sections 4001(a)(14) and 4001(b)(1) of ERISA.
"ERISA Affiliate Liability" means any Liability, fine, lien or penalty imposed by Title IV of ERISA, any excise tax imposed by Chapter 43 of the Code, or any similar non-U.S. applicable Law with respect to any Company Plan by reason of any of the Group Companies or Nord Capital Companies having been an ERISA Affiliate of any Person prior to the Closing.
"Exchange Ratio" means the number of Parent Common Shares per Company Share to which each Securityholder is entitled, as set forth on the Payment Schedule attached hereto as Schedule A.
"Excluded Taxes" means any liability, obligation or commitment for, without duplication, (a) any Taxes for which the Company (or the Surviving Company following the Closing) or any of its Subsidiaries is liable (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) by virtue of having been a member of a consolidated, combined, unitary or other similar Tax group on or prior to the Closing, (ii) as a transferee or successor of any Person as a result of a transaction occurring on or prior to the Closing, or (iii) pursuant to an agreement entered into on or prior to the Closing, (b) Taxes of the Company (or the Surviving Company following the Closing) or any of its Subsidiaries for a Pre-Closing Tax Period (it being understood that, in the case of a Straddle Period, the Taxes for the Pre-Closing Tax Period portion of that Straddle Period shall be determined based on a "closing of the books" as if the applicable taxable period had ended as of the close of business on the Closing Date (including the applicable taxable period of any fiscally transparent entity owned by the Company (or the Surviving Company following the Closing))), (c) Taxes resulting from actions taken pursuant to Section 5.01, or (d) Taxes imposed on Securityholders; provided, however, the Excluded Taxes shall not include any liability included as a liability in the computation of Undisclosed Liabilities.
"Final CapEx Amount" means the amount of capital expenditures listed on the Final CapEx Statement, as determined in accordance with Section 1.06.
"Final Undisclosed Liabilities" means the amount of Undisclosed Liabilities listed on the Final Closing Statement, as determined in accordance with Section 1.06.
"Fraud" means common law fraud, as it is interpreted under the Laws of the State of Delaware.
"GAAP" means U.S. generally accepted accounting principles consistently applied.
"Governmental Entity" means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
"Group Company" means any of the Company or each of its direct and indirect Subsidiaries (collectively the "Group Companies").
"Hazardous Substance" means any chemicals, materials, or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," or "toxic pollutants," under any Environmental Law, including petroleum or petroleum by-products, friable asbestos, lead-based paint, or polychlorinated biphenyls.
"Indebtedness" means, as of any particular time with respect to the Group Companies, without duplication, (i) the unpaid principal amount of and accrued interest on all indebtedness for borrowed money (excluding all intercompany indebtedness between or among the Group Companies), (ii) all obligations of the Group Companies under leases required in accordance with GAAP to be capitalized on a balance sheet of the Group Companies, (iii) all obligations for the payment of deferred lease or rental payments, (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar transaction, (v) obligations of such Person in respect of any derivative instruments including interest rate swap, cap or collar agreements, interest rate future or option contracts, commodity future or option contracts, currency swap agreements, take-or-pay agreements, currency future or option contracts and similar agreements, (vi) indebtedness secured by (or for which the holder of such indebtedness has an existing right to be secured by) any Liens on property owned by such Person, whether or not the indebtedness secured thereby has been assumed by that Person, (vii) all obligations of such Persons evidenced by bonds, debentures, notes or other similar instruments, and (viii) all guarantees provided by any Group Company in respect of the indebtedness or obligations referred to in clauses (i) through (vii), inclusive. Notwithstanding the foregoing, "Indebtedness" shall not include (a) any letters of credit to the extent not drawn upon, or (b) any intercompany indebtedness among the Group Companies.
"Intellectual Property" means all intellectual property rights, including: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reexaminations, renewals, reissues and extensions; (ii) trademarks, service marks, trade dress, logos, domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith; (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, including copyrights in software; and (iv) trade secrets.
"Law" means any law, statute, constitutional provision, code, Permit, directive, binding guideline or policy, rule, regulation, judgment, ruling, decision, injunction, writ, order or decree or any other governmental restriction of any Governmental Entity or any interpretation of the foregoing by any Governmental Entity.
"Legal Proceeding" means any judicial, administrative or arbitral actions, suits, hearings, inquiries, investigations or other proceedings (public or private) commenced, brought, conducted or heard before, or otherwise involving, any Governmental Entity or arbitrator.
"Liabilities" means with respect to any Person, any indebtedness, obligation or other liability of such Person, including without limitation any debt, loss, damage, adverse claim, cost, fine, liability, Tax, Lien, judgment, penalty, assessment, order, decree, ruling, fee, deficiencies or obligation, including all actual and reasonable out-of-pocket costs and expenses included in the investigation, collection, prosecution, enforcement and defense relating thereto.
"Liens" means mortgages, pledges, real property, title defects, rights of first refusal, options, preemptive rights, restrictions, hypothecations, claims, easements, liens, security interests, charges or encumbrances of any kind.
"Losses" means all damages, claims, losses, fees, expenses, Taxes, costs, interest, awards, judgments, penalties, dues, fines, obligations and Liabilities (including reasonable fees and expenses of attorneys, experts and accountants), but excluding all exemplary and punitive damages (save to the extent awarded to third parties).
"Managed Properties" means the self-storage and/or mini-warehouse facilities listed on Exhibit B-1 and Exhibit B-2 of the FPMA.
"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development (each, an "Effect") that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a materially adverse effect on the business, assets, properties or condition (financial or otherwise) of the Group Companies, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any adverse Effect solely attributable to (i) general economic conditions attributable to the U.S. economy or financial or credit markets, or changes therein (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels, or trading volumes in the United States or foreign securities markets; (ii) operating, business, regulatory or other conditions in the industry in which the Group Companies operate; (iii) any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any Governmental Entity); (iv) the negotiation, execution, announcement or pendency of the Transactions (including the identification of Parent), or taking or omitting to take any action permitted by this Agreement or with Parent's consent or any action brought or threatened by securityholders of Parent or OP or derivative action brought or threatened asserting allegations of breach of fiduciary duty relating to this Agreement or the Transactions; (v) changes in GAAP or any changes in applicable Laws after the date hereof; (vi) the failure in and of itself of any Group Company to meet or achieve the results set forth in any projection or forecast; (vii) global, national or regional political, conditions, including hostilities, acts of war, sabotage or terrorism or military or police actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military or police actions existing or underway; and (viii) hurricanes, earthquakes, floods or other natural disasters; provided, further, that in the case of the foregoing clauses (ii), (iii), (v), and (vii), such Effect referred to therein shall be taken into account in determining whether there has been, or will be, a material adverse effect to the extent such Effect has a disproportionate effect on the Group Companies taken as a whole compared to other participants in the industries or markets in which the Group Companies conduct their business.
"Non-Recourse Party" means, with respect to a Party to this Agreement, any of such Party's former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, for the avoidance of doubt, no Party to this Agreement will be considered a Non-Recourse Party.
"Nord Capital" means Nord Capital Group, Inc.
"Nord Capital Company" means Nord Capital or any of its direct or indirect Subsidiaries (collectively the "Nord Capital Companies").
"NYSE" means the New York Stock Exchange.
"OP Units" means the Class A OP Units and the Conversion Units, collectively.
"Parent Fundamental Representations" means the representations and warranties of Parent set forth in Sections 4.01, 4.02, 4.03 and 4.05.
"Parent Material Adverse Effect" means any change, effect, event or development that, individually or in the aggregate, has had or would have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions.
"Payment Schedule" means Schedule A, which shall set forth for each Securityholder, (i) its name and address as included in the books and records of the Company, (ii) its Pro Rata Share, (iii) the Exchange Ratio, and (iii) the Allocated Consideration, as determined in accordance with the Company Organizational Documents and any applicable Contract pursuant to which a Securityholder was granted an equity interest in the Company. The parties hereto agree and acknowledge that the Securityholder Representative will update the Payment Schedule in accordance with the Closing Statement as finally determined pursuant to Section 1.06.
"Permitted Liens" means (i) statutory liens for Taxes, assessments or other similar charges by Governmental Entities securing payments not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been made in the Financial Statements (in accordance with GAAP); (ii) mechanics', materialmens', carriers', workers', warehousemens', repairers' and similar statutory liens arising or incurred in the ordinary course of business for Liabilities which are not delinquent; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Company's and its Subsidiaries' businesses; (v) matters which would be disclosed by an inspection, a current title commitment, or accurate survey of each parcel of real property; (vi) to the extent not arising from a failure to comply with the requirements of applicable Law, liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation; and (vii) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, in each case that individually and in the aggregate do not materially impair the value of the business conducted by the Company and its Subsidiaries as carried out as at the date of this Agreement.
"Person" includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, trust, trustee, executor, administrator, legal personal representative, estate, government, Governmental Entity and any other form of entity or organization, whether or not having legal status.
"Personal Data" has the same meaning as the terms "personal data," "personal information," or the equivalent under the applicable Data Protection Law.
"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and the portion ending on and including the Closing Date of any Straddle Period.
"Pro Rata Share" means, with respect to each Securityholder, the percentage set forth next to such Securityholder's name on the Payment Schedule in the column entitled "Pro Rata Share."
"Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any Leased Real Property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.
"Release Date" means March 31, 2022.
"Retention Bonus Fund Amount" means an agreed upon amount pursuant to Section 6.04, to be used exclusively for payment of short term retention bonuses to Continuing Employees in accordance with a bonus plan agreement in a form mutually agreed upon by Parent and the Company.
"Shared Transaction Expenses Amount" means $1 million in cash.
"Straddle Period" means any taxable period that includes (but does not end on) the Closing Date.
"Subsidiary" means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association, trust, or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.
"Target Cash" means $3 million.
"Target Undisclosed Liabilities Amount " means $500,000.
"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
"Tax Returns" means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.
"Total OP Unit Consideration Amount" means 7,387,825 Parent Common Shares, which amount is equal to (i) the 484,912 Class A OP Units outstanding and owned by the Company immediately prior to the date hereof, plus (ii) 6,902,913 Class A OP Units that are expected to be issuable upon the prior conversion of the Company's (a) 2,001,441 Class B OP Units, which are expected to be convertible as of March 31, 2020 into 6,720,839 Class A OP Units using a ratio of 3.358, (b) 133,830 Class X DownREIT Units, which are expected to be exchangeable as of March 31, 2020 into an equal amount of Class A OP Units; and (c) 14,367 Class B DownREIT Units, which are expected to be convertible as of March 31, 2020 into 48,244 Class X DownREIT Units, which are expected to be exchangeable as of March 31, 2020 into an equal amount of Class A OP Units.
"Transaction Expenses" means the sum of (i) all fees, costs and expenses of investment bankers, attorneys, accountants and other consultants and advisors retained by any Group Company in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions on or before the Closing that are unpaid as of the Closing, including any known or unknown fees and expenses of the Group Companies incurred or payable by the Group Companies as of the Effective Time and not paid prior to the Effective Time; and (ii)(a) the amount of any retention bonus, change of control payment, transaction bonus, tax gross-up bonus, discretionary bonus or other similar payment that is or becomes payable to any employee, officer, director, or consultant, of any Group Company or Nord Capital Company in connection with the Transactions, (b) severance payable as a result of a right to resign and receive severance due to the occurrence of the

Transactions, and (c) the employer's share of Taxes attributable to the payment of the amounts referred to in the preceding clauses (ii)(a) through (ii)(b).
"Treasury Regulations" means regulations promulgated under the Code.
"Undisclosed Liabilities" means all current Liabilities (including all deferred revenue, Transaction Expenses and Indebtedness) of the Group Companies as of the Effective Time, in each case, determined in accordance with GAAP.
"Value" means, on the applicable date of determination or the Release Date, the average of the daily Market Prices (as defined below) for ten (10) consecutive trading days immediately preceding such date. The term "Market Price" on any date shall mean, with respect to Parent Common Shares, the Closing Price (as defined below) for such Parent Common Shares on such date. The "Closing Price" on any date shall mean the last sale price for such Parent Common Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Parent Common Shares, in either case as reported on the principal national securities exchange on which such Parent Common Shares are listed or admitted to trading or, if such Parent Common Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal other automated quotation system that may then be in use or, if such Parent Common Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Parent Common Shares selected by the board of trustees of Parent or, in the event that no trading price is available for such Parent Common Shares, the fair market value of the Parent Common Shares, as determined in good faith by the Company and the board of trustees of Parent.
"WARN Act" means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.
11.02 Other Definitional Provisions.
(a) Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.
(b) Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
11.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.
Acquisition Transaction	5.04
Affiliate Agreement	3.22
Agreement	Preface
AMAs	Recitals

Term	Section No.
Cap	8.03(b)
CapEx Statement	1.06(b)
Cash Consideration	1.03(b)
Cash Shortage	1.07(a)
Cash Shortage Payment	1.07(a)
CBCA	1.01(a)
Certificate of Merger	1.01(b)
Class A Op Units	Recitals
Class B DownREIT Units	Recitals
Class B Op Units	Recitals
Class B PUD	Recitals
Class X DownREIT Units	Recitals
Closing	2.01
Closing Balance Sheet	1.06
Closing Date	2.01
Closing Statement	1.06
Code	Recitals
Company	Preface
Company IP	3.12(b)
Company IT Systems	3.28(c)
Company Registered Intellectual Property	3.12(a)
Company Requisite Approval	7.01(c)
Company Share	Recitals
Confidential Information	12.20
Continuing Employee	6.07(a)
Conversion Units	Recitals
Deductible	8.03(a)
Delaware Act	1.01(a)
Disclosure Schedules	10.03
Dispute Resolution Expert	1.06
DownREIT Subsidiaries	Recitals
Effective Time	1.01(b)
Financial Statements	3.06(a)
Final Closing Statement	1.06(b)
Final CapEx Statement	1.06(b)
FPMA	Recitals
Group Companies Counsel	12.21(a)
Guardian DownREITs	Recitals
Indemnification Account	2.04
Ineligible Securityholders	1.03(b)
Investor Questionnaire	1.03(a)
Key Persons	Preface

Term	Section No.
Latest Balance Sheet Date	3.06(a)
Leased Real Property	3.09(b)
Letter of Transmittal	1.03(c)
Liabilities Excess	1.07(b)
Liabilities Excess Payment	1.07(b)
Liabilities Shortfall	1.07(c)
Management Internalization Transaction	Recitals
Manager Parties	Recitals
Material Contracts	3.11(b)
Merger	Recitals
Merger Sub	Preface
NSA TRS	Recitals
Objections Statement	1.06
OP	Recitals
Order	3.13
Outside Date	9.01(e)
Owners	Recitals
Parent	Preface
Parent Common Share	Recitals
Parent Common Share Issuance	Recitals
Parent Indemnitees	8.02
Parent's Representatives	5.02
Parties	Preface
Permits	3.18
Privileged Communications	12.21(b)
Qualified Subchapter S Subsidiary	3.10(l)
Real Property Leases	3.09(b)
REIT	Recitals
Retained Parent Common Shares	2.04
Retention Bonus Fund	1.12
Retained Cash Amounts	5.10
Retained Dividends	2.04
Retirement Event	Recitals
SCA	Recitals
Schedule	10.03
SEC	12.20
Securities Act	Recitals
Securityholders	Recitals
Securityholder Representative	Preface
Service Provider	3.15(e)
Statement of Merger	1.01(b)
Surviving Company	1.01(a)

Term	Section No.
Tax Proceeding	10.04(c)(i)
Taxable REIT Subsidiary	3.10(l)
Third Party Consents	5.09
Transactions	Recitals
Transfer Taxes	10.04(a)
Union	3.23(c)
ARTICLE XII
MISCELLANEOUS
12.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions, or, prior to the Closing, any other announcement or communication to the employees, customers or vendors of any of the Group Companies, shall be issued or made by the Company, the Key Persons, the Securityholders or any of their respective Affiliates without the prior written consent of Parent and the Company, except such release or announcement as may be required by Law, or the rules or regulations of any stock exchange (in the reasonable opinion of counsel), in which case the Party required to issue or make the release or announcement shall (or cause its Affiliate to) allow Parent and/or the Company reasonable time to review and comment on such release or announcement in advance of such issuance or the making thereof.
12.02 Expenses. Except as otherwise expressly provided herein, the Company, the Securityholders, the Securityholder Representative, Parent, Merger Sub and the Key Persons shall pay all of their own fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of this Agreement, the performance of their respective obligations hereunder and the consummation of the Transactions, including the fees and disbursements of counsel, financial advisors and accountants.
12.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day, then the next Business Day) via email to the email address set out below (provided that no "error" message or other notification of non-delivery is generated), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:
Notices to Parent, the Surviving Company and/or Merger Sub:

National Storage Affiliates Trust
8400 East Prentice Avenue
9th Floor
Greenwood Village, CO 80111
Attn: Tamara D Fischer
Email: tfischer@nsareit.net

with a copy to (which shall not constitute notice):

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Attention:  Jay Bernstein and Andrew Epstein
Email:   Jay.Bernstein@CliffordChance.com
Email:   Andrew.Epstein@CliffordChance.com
Notices to the Securityholder Representative:

Arlen D. Nordhagen
8400 E. Prentice Avenue
9th Floor
Greenwood Village, CO 80111
Email: anordhagen@nsareit.net

with a copy to (which shall not constitute notice):

Sherman & Howard L.L.C.
633 17th Street, Suite 3000
Denver, CO 80202
Attention: Steven D. Miller
Email:  smiller@shermanhoward.com

Notices to the Company:

Arlen D. Nordhagen
8400 E. Prentice Avenue
9th Floor
Greenwood Village, CO 80111
Email: anordhagen@nsareit.net

with copies to (before the Closing) (which shall not constitute notice):
Sherman & Howard L.L.C.
633 17th Street, Suite 3000
Denver, CO 80202
Attention: Steven D. Miller
Email:  smiller@shermanhoward.com

12.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Parent, Merger Sub or the Securityholder Representative without the prior written consent of the non-assigning Parties; provided that Parent may assign any or all of its rights, interests and obligations under this Agreement before or after the Closing Date to any Affiliate; provided, further, that Parent will nonetheless remain liable for all of its obligations hereunder.

12.05 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
12.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to "$" shall be deemed references to U.S. dollars. Unless the context otherwise requires, any reference to a "Section," "Exhibit," "Disclosure Schedule" or "Schedule" shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable. Unless context otherwise requires, any references to any statute, regulation, or agreement are to such statute, regulation, or agreement as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "including" or any variation thereof means "including, without limitation" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders. The words "to the extent" shall mean the degree to which a subject or other thing extends, and shall not simply mean "if." The term "or" has the inclusive meaning represented by the phrase "and/or." When calculating the period of time before which, within which or following which any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. The words "shall" and "will" shall be construed as creating a mandatory obligation. Any Law referred to herein means such Law as from time to time amended, modified or supplemented. The phrase "ordinary course of business" shall be deemed to be followed by the phrase "consistent with past practice" (to the extent not already so followed). The phrase "made available" to Parent (or other similar phrases) means the information or other material has been posted prior to the date hereof in the electronic data room established on behalf of the Securityholders to which Parent and Parent's Representatives have access.
12.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed under other provisions of this Agreement (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).
12.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by Parent, the Company (or the Surviving Company following the Closing) and the Securityholder Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder; provided, however, that after the receipt of the Company Requisite Approval, no amendment to this Agreement shall be made which by Law requires further approval by the shareholders of the Company without such further approval by such Persons. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
12.09 Complete Agreement. This Agreement and the documents referred to herein and other documents executed in connection herewith or at the Closing contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to such subject matter in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.
12.10 Third-Party Beneficiaries. Certain provisions of this Agreement that are intended for the benefit of the Securityholders shall be enforceable by the Securityholder Representative on behalf of the Securityholders; provided that no Securityholder shall have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions shall be taken solely by the Securityholder Representative on behalf of the Securityholders. In addition, the Securityholder Representative shall have the right, but not the obligation, to enforce any rights of the Company or the Securityholders under this Agreement. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.
12.11 Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12 Parent Deliveries. Parent agrees and acknowledges that all documents or other items delivered or made available to Parent's Representatives shall be deemed to be delivered or made available, as the case may be, to Parent for all purposes hereunder.
12.13 Delivery by Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of scanned pages via electronic mail, shall be treated in all manner and respects as original contracts and shall be considered to have the same binding legal effects as if they were the original signed versions thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of email as a defense to the formation of a contract and each such Party forever waives any such defense. This Agreement is not binding unless and until signature pages are executed and delivered by each of the Company, Parent, Merger Sub, the Key Persons and the Securityholder Representative.
12.14 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.
12.15 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
12.16 Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought and determined exclusively in the Delaware Court of Chancery of the State of Delaware; provided that if the Delaware Court of Chancery does not have jurisdiction, any such suit, Action or proceeding shall be brought exclusively in the United States District Court for the District of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.03 shall be deemed effective service of process on such Party.
12.17 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy, except as expressly set forth herein.
12.18 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates,

and the Securityholder Representative agrees on behalf of the Securityholders, that this Agreement may only be enforced against, and any action, suit or claim for breach of this Agreement may only be made against, the Parties to this Agreement, and no Non-Recourse Party of a Party to this Agreement shall have any liability relating to this Agreement or any of the Transactions.
12.19 Specific Performance. Each of the Parties acknowledges and agrees that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to enforce its rights and the other Party's obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).
12.20 Confidentiality. This Agreement, as well as any information related to the Transactions (the "Confidential Information"), shall be maintained by each Party (and each such Party shall cause its Affiliates to maintain), in strict confidence and may not be disclosed to third parties without the prior written consent of Parent or the Securityholder Representative (as applicable); provided that nothing in this sentence shall limit the disclosure by the receiving Party of any Confidential Information (a) to the extent required by applicable Law or the rules or regulations of any stock exchange, or in the case of Parent, by the U.S. Securities and Exchange Commission (the "SEC") (provided, further, that, to the extent permitted by applicable Law, the rules or regulations of any stock exchange or the SEC (as applicable), the receiving Party agrees to give Parent or the Securityholder Representative (as applicable) prior notice of such disclosure and reasonably cooperate, at Parent's or the Securityholder Representative's (as applicable) sole cost and expense, with any efforts to seek confidential treatment of any such information required by applicable Law, the rules or regulations of any stock exchange or the SEC to be disclosed), (b) in a dispute brought by a Party in pursuit of its rights or in the exercise of its remedies under this Agreement, and (c) to the extent that such information can be shown to have come within the public domain through no fault of the disclosing Party in violation hereof. This Section 12.20 shall not apply to any public announcement made in accordance with Section 12.01.
12.21 Conflict Waiver; Attorney-Client Privilege.
(a) Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that Sherman & Howard L.L.C. (the "Group Companies Counsel") has acted as counsel to the Group Companies in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.
(b) All communications between the Group Companies, on the one hand, and Group Companies Counsel, on the other hand, occurring prior to the Closing and relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the "Privileged Communications") shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Company and shall not pass to or be claimed by Parent or, following the consummation of the transactions contemplated hereby, the Company. Accordingly, Parent and, following the consummation of the transactions contemplated hereby, the Company shall not have access to any Privileged Communications or to the files of Group Companies Counsel relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Group Companies (and not Parent nor, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Parent or, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company shall be a holder thereof, (ii) to the extent that files of Group Companies Counsel in respect of such engagement constitute property of the client, only the Securityholder Representative (and not NSA nor, following the consummation of the transactions contemplated hereby, the Company) shall hold such property rights and (iii) Group Companies Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Parent or, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company by reason of any attorney-client relationship between Group Companies Counsel and the Company or the Surviving Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Parent or its Affiliates (including, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company), on the one hand, and a third party other than any of the Group Companies, on the other hand, Parent and its Affiliates (including, following the consummation of the transactions contemplated hereby, the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Parent nor any of its Affiliates (including , following the consummation of the transactions contemplated hereby, the Company or the Surviving Company) may waive such privilege without the prior written consent of the Group Companies, collectively, excluding, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further Securityholder Representative shall not permit (to the extent it has the right to do so) the Group Companies Counsel to waive such privilege or disclose any Privileged Communications in the context of such third party dispute without the prior written consent of the Surviving Company. In the event that Parent or any of its Affiliates (including, following the consummation of the transactions contemplated hereby, the Company or the Surviving Company) is legally required by governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Parent's counsel, then Parent shall immediately (and, in any event, within twenty (20) Business Days) notify the Securityholder Representative in writing so that the Securityholder Representative can seek a protective order.
(c) This Section 12.21 is intended for the benefit of, and shall be enforceable by, the Group Companies Counsel. This Section 12.21 shall be irrevocable, and no term of this Section 12.21 may be amended, waived or modified, without the prior written consent of the Group Companies Counsel.
* * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	SECURCARE SELF STORAGE, INC.

/s/ David Cramer
By:	David Cramer
Its:	President and Chief Executive Officer

Key Persons:
/s/ Arlen Nordhagen
Arlen Nordhagen

/s/ David Cramer
David Cramer

/s/ Justin Hlibichuk
Justin Hlibichuk

Securityholder Representative, solely in its capacity as the Securityholder Representative
/s/ Arlen Nordhagen
Arlen Nordhagen

Parent:	NATIONAL STORAGE AFFILIATES TRUST

/s/ Tamara Fischer
By:	Tamara Fischer
Its:	President and Chief Executive Officer

Merger Sub:	NSA HOLDING COMPANY I, LLC

/s/ Tamara Fischer
By:	Tamara Fischer
Its:	Authorized Person

Schedule A
Payment Schedule
[Intentionally Omitted]

Exhibit A
Company Unit Transfer Plan

[Intentionally Omitted]

Exhibit B
Form of Certificate of Merger

[Intentionally Omitted]

Exhibit C
Form of Statement of Merger

[Intentionally Omitted]

Exhibit D
Investor Questionnaire

[Intentionally Omitted]

Exhibit E
Form of Letter of Transmittal

[Intentionally Omitted]

[Disclosure Schedules pursuant to Section 10.03 are intentionally omitted]